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Follow-Up Materials

04012612

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anglo Irish Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

FEB 09 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3791 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/4/04

Anglo Irish Bank
Experience the difference

82-3791

04 JAN 16 AM 7:21

AR/S
9-30-03

Annual Report & Accounts 2003

ANGLO IRISH BANK

Business Lending Treasury Wealth Management

Our performance
2003 has been another outstanding year – our 18th of consecutive record profits

Our focus
We continue to follow a proven strategy – providing bespoke banking services to well defined target markets

Our growth
We are confident that our competitive advantage will continue to deliver superior returns to shareholders in the future

Contents

Another successful year

Five year compound annual growth rate in pre-tax profits of **43%**

Profit before taxation €m



346.5
261.3
194.8
133.6
89.1
57.3
1998
1999
2000
2001
2002
2003

Earnings per share cent



78.03
58.14
43.18
33.56
22.49
14.01
1998
1999
2000
2001
2002
2003

Dividends per share cent



18.80
12.53
10.44
8.70
7.24
6.16
1998
1999
2000
2001
2002
2003

Total assets €m



25,526
19,418
15,776
11,062
7,939
5,563
1998
1999
2000
2001
2002
2003

Total funding €m



22,426
16,853
13,844
9,852
7,057
4,953
1998
1999
2000
2001
2002
2003

Advances to customers €m



17,269
13,357
10,952
7,794
5,613
3,521
1998
1999
2000
2001
2002
2003

	2003 €m	2002 €m
Profit before taxation	**346.5**	**261.3**
Profit after taxation	**270.1**	**202.8**
Basic earnings per share	**78.03c**	**58.14c**
Dividends per share	**18.80c**	**12.53c**
Total assets	**25,526.3**	**19,417.8**
Total funding	**22,425.6**	**16,852.7**
Advances to customers	**17,268.5**	**13,356.5**
Total capital resources	**2,251.5**	**2,020.8**

Anglo Irish Bank – Group profile

Who we are

Anglo Irish Bank is Ireland's third largest quoted bank and the fifth largest company listed on the Irish Stock Exchange. With total assets in excess of €25bn supported by a capital base of €2.25bn, Anglo Irish Bank has consistently been one of the best performing banks globally over the past ten years.

We operate in three core service areas – business lending, treasury and wealth management. Not a universal bank, we focus only on providing tailored, differentiated products where we can deliver superior service to our clients.

The Bank's centralised business model has been a key factor in our successful risk management strategy. It also delivers significant operational leverage resulting in our cost/income ratio of below 30%.

Comprising of in excess of 1,000 people in six countries, our growth has largely been achieved organically, enhanced through a number of complimentary bolt-on acquisitions.

Shares are widely held with no one dominant shareholder. The Bank's performance and liquidity in our shares has attracted shareholders from all key global equity markets resulting in a diverse shareholder base.

We are confident that our proven strategy will continue to deliver superior returns in the future.

What we do

Business Lending

Secured lending is the Bank's core area of expertise and main driver of income and profit growth. Our strategy is clearly defined and we have remained focused on our chosen sectors and markets.

Lending services are offered in Ireland, the United Kingdom and also in the greater Boston area of the United States. We lend principally to the mid-corporate and professional sectors supported by recurring stable cash flows retaining a charge on assets as security. Our lending model is based on a client-focused approach providing efficient underwriting, deal structuring aligned with customer needs and above all, certainty of execution. Asset quality has been the cornerstone of our year-on-year profit growth and this will continue as we grow the business in the future.

Treasury

Treasury's primary responsibility is the origination of Group funding and the management of the associated liquidity and interest rate risk. It also contributes significant fee income through its international finance and corporate treasury sales activities.

Group funding, liquidity and risk management are co-ordinated centrally, with funding sourced through the Bank's personal and corporate deposit taking operations in Ireland, the United Kingdom, Isle of Man and Austria. The Bank also uses the international banking and capital markets to supplement its deposit taking efforts and to expand capital resources.

The Bank is also a significant participant in the international inter-bank markets, managing a treasury relationship with more than 350 banks.

Corporate treasury sales consist of foreign exchange and interest rate management services. These are provided in Ireland, the United Kingdom, Austria and through our representative offices in Boston and New York. Trade finance business is conducted in Ireland and the United Kingdom.

Wealth Management

Wealth Management, with operations in Austria, Ireland, the Isle of Man, Switzerland and the United Kingdom, is concentrated in the areas of private banking, funds management and retirement planning.

Our objective is to develop long-term relationships with clients through the protection and creation of their wealth. Operating as a single cohesive division, we provide clients with a wide range of investment opportunities tailored to their individual requirements.

Our journey so far

1964
Establishment of City of Dublin Bank

1971
Listed on Irish Stock Exchange

1984
Establish UK operation

1986
Merger of City of Dublin Bank plc and Anglo Irish Bank Limited to form Anglo Irish Bank Corporation plc

1986
Market capitalisation €8m, total assets €138m, pre-tax profits €1.0m

1988
Acquire Irish Bank of Commerce

1995
Acquire Royal Trust Bank (Austria) from Royal Bank of Canada

Business Lending	Where Ireland UK Boston	Products Corporate Lending Commercial Mortgages Film Finance Invoice Discounting Asset & Motor Finance
Treasury	Where Ireland UK Vienna Boston New York	Products Corporate Treasury Sales Corporate Deposits Personal Deposits International Finance Capital Markets
Wealth Management	Where Ireland UK Geneva Isle of Man Vienna	Products Private Banking Funds Management Retirement Planning Asset Management

1996
Market capitalisation €218m, total assets €3bn, pre-tax profits €30.6m

1999
Establish Boston operation

1999
Market capitalisation €648m, total assets €8bn, pre-tax profits €89.1m

1999
Acquire Smurfit Paribas

2001
Acquire Banque Marcuard Cook (Geneva)

2001
Market capitalisation €1bn, total assets €15.8bn, pre-tax profits €194.8m

2002
Market capitalisation €2bn, total assets €19.4bn, pre-tax profits €261.3m

2002
Establish New York office

2003
Market capitalisation €3.1bn, total assets €25.5bn, pre-tax profits €346.5m

Chairman's statement



2003 was the Bank's strongest year to date. Pre-tax profits increased by 33% to €346.5m following record earnings in 2002.

These results were achieved against the backdrop of moderate economic growth in our key markets. The performance underscores the strength of our focused business model. Financial highlights for the year include:

- Pre-tax profits increased by 33% to €346.5m
- Basic EPS rose by 34% to 78.03 cent
- Dividends increased by 50% to 18.80 cent per share
- Lending grew by 34% on a constant currency basis
- Non inter-bank funding increased by 47% on a constant currency basis
- Cost/income ratio: 29.3%
- Return on equity: 31%
- Tier One Capital: 8.5%

Our results in 2003 bring the five-year compound annual growth rate in earnings per share to 41% and extend to 18 years the Bank's record of uninterrupted profit growth.

Dividends

In recognition of our performance over recent years, our capital position and our confidence for the future, the Board is on this occasion recommending the establishment of a higher base from which to continue our progressive dividend policy. Accordingly, the Board recommends a final dividend of 13.93 cent per share, an increase of 67%. This brings total dividends for the year to 18.80 cent per share, an increase of 50% over 2002. Our dividend cover remains strong at 4.2 times.

It is proposed that the final dividend be paid on 30 January 2004 to shareholders on the Bank's register as at the close of business on 5 December 2003. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Operations

Business Lending

The Bank's earnings continue to be driven by its lending activities which account for nearly 80% of total profits. We have continued to make very strong inroads into our target sectors and these have delivered a record €4.6bn of net new business in the year. This clearly reflects the strength of our franchise across our markets.

Loan balances in both of our core lending markets – Ireland and the UK – grew by in excess of 30%. Boston continues to perform very strongly, albeit from a much smaller base. Total Group lending now exceeds €18bn, an increase of 34% over 2002 on a constant currency basis. Margins continue to be strong and asset quality, the cornerstone of year on year quality profit growth, remains robust.

Treasury and Wealth Management

The record growth in lending was complemented by a significant increase in funding – the primary objective of our Treasury Division. Excluding the impact of currency movements, non inter-bank sources grew by €6.1bn, an increase of some 47% over 2002. We continue to diversify our funding, thereby enhancing overall quality.

Furthermore, the fees generated by our Treasury and Wealth Management Divisions provide a valuable and substantial source of income to the Bank. Treasury has developed a successful, targeted and growing franchise in each market in which it operates. Similarly, the positioning of our Wealth Management Division with operations in Dublin, Geneva, UK, Vienna, and Isle of Man, was further strengthened during the year with the acquisition of Ernst & Young Trust Company Limited. This enables it to take advantage of an improving economic environment and strengthening equity markets. Both Divisions performed strongly in 2003, accounting for some 20% of total Group profits.

Our cost/income ratio remains below 30% – €70 of every €100 of incremental revenues accrues to profit before bad debt provisions. This demonstrates the inherent strength of our business model which continues to generate significant operational leverage and delivers superior returns.

People

At the heart of our performance over the years has been the skill, professionalism and dedication of all our people. They have been the single most important ingredient in our success. 2003 is no exception and I thank them on behalf of all stakeholders.

As a Board we recognise the strength of the Bank's culture which is reinforced by the fact that a very high proportion of employees are also shareholders who participate in the Bank's success. Their interests are aligned with those of their fellow shareholders and our customers are well served.

In September 2003, Ronan Murphy retired as Group Secretary, a position he held since 1986 having joined the Bank in 1972. The Directors are immensely grateful to Ronan for his commitment to the Board and the real contribution he made to the Bank. Bernard Daly has been appointed as Ronan's replacement.

As I reported to you in my interim statement, Patricia Jamal was appointed to your Board as a Non-executive Director in January 2003. Patricia was a former Senior Executive at Barclays Bank plc and we welcome her to the Board.

Performance

A key metric applied by the Board in assessing performance is total shareholder return (TSR). Our TSR (growth in share value assuming reinvestment of gross dividends) over the past five-year period is 440%. Against any benchmark, Anglo Irish Bank has significantly outperformed its peers. For example, the comparative cumulative five-year performance for the FTSE 350 Banks Index was 69%, while the S&P 500 Banks Index returned 35%.

Strategy

Implementing our strategy has enabled the Bank to consistently deliver market leading profit growth throughout the past 18 years. We firmly believe that the Bank's significant core advantages distinguish us in the market place and position us for continued success.

A key element of our strategy remains our very clear focus. We operate in sectors and markets where our structure enables us to provide a tailored, differentiated service. We will continue to generate strong lending growth – both in terms of volume and asset quality. Income diversification will be achieved through our growing Treasury and Wealth Management operations. Most importantly, the Bank's growth will be delivered with full regard for all issues concerning risk. The successful international application of our business model is now well recognised.

Our strategy and objectives are based on organic growth. We will continue to look at acquisition opportunities as they arise but will only proceed with those which match our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

We are confident of your Bank's future prospects. It is our belief that the implementation of our strategy will enable us to achieve strong, high quality growth across each of our operations and that we will continue to significantly outperform the market.

Your Bank begins its new year from a position of unprecedented strength. Lending work in progress is in excess of €3bn, the highest level in the Bank's history. Both our Treasury and Wealth Management businesses have developed strong franchises delivering an important contribution to our profits. The proposed step up in dividend is a real and tangible reflection of this strength and our belief in the future.

Your Bank has achieved a considerable amount in a relatively short period. It is well placed to take advantage of the opportunities that continue to arise in each of its markets and your Board is confident that these opportunities will translate into real value for shareholders.

Peter Murray
Chairman

25 November 2003

Chief Executive's review



The Bank's core objective is the creation of value for shareholders and the performance in 2003 demonstrates the strength of our model to generate superior returns.

Pre-tax profits increased by 33% to €346.5m, resulting in earnings per share growth of 34%. This brings the annual compound growth in pre-tax profits for the past five years to 43%. Moreover, the Bank's performance across a range of other key measures has been excellent.

Focus

The Bank's growth has been achieved through the implementation of a clear and consistent strategy. We continue to focus on three core business areas – business lending, treasury and wealth management. We provide secured lending in chosen sectors and markets. All lending is sanctioned centrally, thereby ensuring consistent client service and excellent asset quality. Treasury continues to diversify and strengthen the quality of our funding base. In addition, it manages interest rate and foreign exchange risk and provides valuable corporate treasury services to our client base. Our Wealth Management Division provides further diversification to the Bank's income.

Operations

Lending

Secured lending is the Bank's core area of expertise and the main driver of income and profit growth. Each of our operations delivered strong performances in 2003 resulting in net new lending of €4.6bn at constant currency rates, bringing total loans to €18.1bn.

The loan book is of high quality and is well diversified. Actual loss in default tends to be low by virtue of the fact that loans are secured on assets and backed by corporate or personal guarantees. Non-performing loans are less than 0.75% of the loan book and are adequately covered by bad debt provisions.

Lending – Ireland

Loan balances in Ireland increased by in excess of 30%, continuing the historical trend of strong growth. Our franchise is now well established in the Irish market where we have gained a strong reputation for efficient client service. The Irish economy has remained solid and recent economic indicators highlight increasing confidence, as reflected in the strength of our lending work in progress at 30 September 2003.

The Bank is well established as a leading player in the Irish market and we continue to gain market share. We look forward to significant growth in future years as we capitalise on the strength of our existing franchise and the strong business relationships we have developed across Ireland.

Lending – UK

Lending in our UK operation also increased by in excess of 30% over last year. The Bank's success in the UK highlights the scalable and transportable nature of our lending model. Since entering the UK market during the mid 1980's we have acquired a detailed knowledge and expertise of our target sectors. We invested in and developed a strong and experienced banking team which is structured to service clients well.

The Bank's franchise is now very well recognised in its target market. We are confident that we will achieve significant growth next year and beyond and it is likely that the UK will represent an even greater share of our total loan book in future.

Lending – Boston

Our representative office in Boston performed very strongly, albeit from a small base, increasing total loan balances during the year to €1.2bn. It is highly efficient with all support functions provided by head office.

Over the past four years we have engaged in a clear strategy of conservative lending, based on stable cash flows with strong asset backed security. We continue to have a very clear focus on customer service. We expect this market to continue to offer significant future growth opportunities.

Treasury

Treasury had an excellent year, growing total funding by €6.5bn to €22.4bn on a constant currency basis, with significant growth in each of our key markets. Funding was further augmented through increased activity in our successful Medium Term Note programme. The spread and diversification of our funding continues to improve and this is clearly reflected through the series of upgrades the Bank received from both Fitch and Moodys, the international ratings agencies.

Fee income from corporate treasury services grew strongly in the period. We continue to expand this area of the business as a valuable service to both our lending and non-lending clients. Moreover, the Bank benefits from the diversification this brings to our sources of income. All client and bank related treasury activity for the entire Group is transacted via our central dealing room in Dublin.

Wealth Management

In recent years we have developed a significant wealth management offering for our expanding client base. In the prior year we consolidated our range of activities under a single Wealth Management Division and this has proven very successful in 2003 for both the Bank and our customers. The Division currently comprises operations in Dublin, Geneva, Isle of Man, Vienna and London. The Bank's Isle of Man operations were further enhanced through the acquisition of a company specialising in providing trust management and company administration services. We recently expanded our operations into the UK and expect to leverage on the strong relationships developed with our loyal banking customer base.

The Division performed strongly in the current year despite the uncertainty in equity markets. It is well positioned to benefit from any improvement in equity markets and this should reflect positively in future performance.

Capital

The Group's Tier One capital position now stands at 8.5%, up from 8.2% at September 2002. Equity shareholders' funds grew by 29% to €917m in 2003, resulting in an 86% increase in just 24 months. This strengthening of our ordinary equity base has occurred notwithstanding the Board's proposed 67% increase in the final dividend resulting in a total annual dividend of 18.80 cent, up by 50% on last year. The Group's capital base was further enhanced during the year through the issue of an additional Stg£90m of Tier One Non-Innovative Capital.

Our existing capital structure will continue to facilitate future growth in a very efficient manner for shareholders.

Strategy

The Group remains firmly committed to its existing well-defined and focused strategy. The Bank's model has proven successful in each of our international markets and we are confident that this will continue. The provision of a consistent and efficient client service drives our success and our people are committed to ensuring that this remains paramount.

We will continue with existing lending parameters and will not compromise asset quality for volume growth. Income diversification will be achieved through continuing growth in Treasury and Wealth Management fee income. Our strategy is based on organic growth and is not reliant on acquisitions. However, we will consider opportunities as they arise should they provide an appropriate fit with other areas of our business.

Group Secretary

I wish to echo the sentiments of our Chairman in expressing my personal thanks to Ronan Murphy who retired this year as Group Secretary. Ronan made a very valuable contribution to the Bank and we shall miss him greatly.

Outlook

With 2003's strong foundation, we are confident about the Bank's future prospects. The immediate outlook is bright with lending work in progress at September 2003 of €3bn. Looking ahead, we will work to prudently build on our franchise and further enhance our financial performance. Every successful franchise is dependent upon the enthusiasm and commitment of staff throughout the organisation and I sincerely thank our employees on behalf of all stakeholders.

Anglo Irish Bank has many core advantages that uniquely distinguish us from our competitors and position us for continued success in the future. I believe that the Bank will continue to deliver superior returns for shareholders.

Sean FitzPatrick

Sean FitzPatrick
Chief Executive

25 November 2003

Chaired by Sean FitzPatrick, the Strategic Management Board meets monthly to consider the ongoing development and implementation of the Bank's strategic plan, including risk management, potential acquisitions, capital strategy and material contracts.

left to right
Bernard Daly,
Declan Quilligan,
Sean FitzPatrick,
Peter Killen.



left to right
John Rowan,
David Drumm,
Tom Browne,
Brian Murphy.



left to right
William McAteer,
Tiarnan O Mahoney,
Peter Butler.



Chaired by Tiarnan O Mahoney, the Executive Management Board meets monthly to focus on operational issues within the Bank with a view to maximising performance and efficiencies in day to day operations.

left to right
Gordon Parker,
Mike Campbell,
Des Whyte,
Declan Quilligan,
Ian Duffy.



left to right
Tony Campbell,
David Drumm,
David Murray,
Ruairi Conneely,
Helen Cahill.



left to right
Owen O'Neill,
Des O'Houlihan,
Brian Murphy,
Declan McAdams.



left to right
Jim Springham,
John O'Connell,
Matt Moran,
Pat Whelan.



left to right
Tiarnan O Mahoney,
Bernard Daly,
Kieran Duggan,
Brian Linehan.



Board of Directors

■ *Executive Director*

◆ **An independent Non-executive Director**

▲ **A member of the Audit Committee**

● **A member of the Nomination and Succession Committee**

□ **A member of the Remuneration Committee**

○ **A member of the Risk Committee**



Peter Murray 55,
has been a Director since November 1993. He was appointed Chairman of the Bank in January 2002. He is a Fellow of the Institute of Chartered Accountants in Ireland and is Chairman and/or a Director of a number of companies both in Ireland and overseas.

◆ ● □



Sean FitzPatrick 55,
has been the Chief Executive of Anglo Irish Bank Corporation plc since 1986. A Chartered Accountant by qualification, Mr FitzPatrick also serves as a Non-executive Director of the Dublin Docklands Development Authority and of Greencore plc and as a member of the Council of the Institute of Chartered Accountants in Ireland.

■ ●



William McAteer 53,
a Chartered Accountant, was appointed Finance Director of the Group in June 1992. He was previously Managing Director of Yeoman International Leasing Limited, prior to which he was a partner with PriceWaterhouse.

■



Michael Jacob 58,
has been a Director since 1988 and is a Fellow of the Chartered Institute of Management Accountants. He is Chairman of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society and a Director of other companies.

◆ ● □ ○



Peter Killen 56,
joined the Board in October 1989 and has responsibility for Group Risk Asset Management. A career banker, he worked with Allied Irish Banks plc from 1967 until he joined Anglo Irish Bank Corporation plc in 1982.

■ ○



Patrick Wright 62,
joined the Board in February 2000. He is Chairman of the RTE Authority and of Aon McDonagh Boland Group. He is an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.

◆ ▲ ●



Patricia Jamal 60,
joined the Board in January 2003. She is a former Managing Director and Head of Global Financial Institutions in Barclays Capital.

◆ ○



Ned Sullivan 55,
who joined the Board in November 2001, is the former Group Managing Director of Glanbia plc and previously held a number of senior management positions in Grand Metropolitan plc. He holds B.Comm and MBS degrees. He is Chairman of Greencore plc and of the President's Award – Gaisce and is a Non-executive Director of McInerney Holdings plc.

◆ ▲ ● □



John Rowan 45,
joined the Board in October 1998. A Chartered Accountant, he joined the Bank in 1985 and is Managing Director of the Bank's operations in the United Kingdom.

■



Anton Stanzel 64,
who joined the Board in April 2001, is a former Director General of the Austrian Ministry of Finance and a former Associate Professor of the University of Economics in Vienna. He is a Director of Casinos Austria International Ltd, Brisbane, Australia and a Member of the Supervisory Board of Anglo Irish Bank (Austria) AG.

◆ ▲



Tiarnan O Mahoney 44,
joined the Board in November 1993, having worked with the Group since 1985, and was appointed Chief Operating Officer in April 2002. He holds an MBA degree and is an Associate of the Chartered Institute of Management Accountants.

■ ○



Fintan Drury 45,
who joined the Board in May 2002, is Chairman of Sports Management Company DSMI, of Paddy Power plc and a Director of a number of other private companies. He is a former news journalist with RTE and in 1988 founded Drury Communications, a corporate communications consultancy from which he retired in 1999.

◆ ○

Report of the Directors

The Directors present their report and the audited financial statements for the year ended 30 September 2003.

Results

The Group profit on ordinary activities before taxation for the year amounted to €346.5 million and has been dealt with as shown in the consolidated profit and loss account on page 18.

Review of activities

The principal activity of the Group is the provision of banking services. The Chairman's statement and the Chief Executive's review on pages 4 to 7 report on developments during the year, on likely future developments and on events since 30 September 2003.

Dividends

An interim dividend of 4.87c per share was paid on 16 July 2003. Subject to shareholders' approval, it is proposed to pay a final dividend on 30 January 2004 of 13.93c per share to all registered shareholders at the close of business on 5 December 2003. Dividend withholding tax ('DWT') may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders chose to receive 1,229,953 ordinary shares instead of cash dividends paid in January and July. Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT where applicable.

Capital resources

Details of the changes in capital resources during the year are included in Notes 27 to 33 of the financial statements.

Directors and Secretary

The names of the current Directors appear on pages 10 and 11, together with a short biographical note on each Director.

Patricia Jamal was co-opted to the Board during the year and, being eligible, offers herself for re-election. Peter Killen will retire as a Director following the forthcoming Annual General Meeting. Tiarnan O Mahoney, John Rowan and Patrick Wright retire by rotation as Directors in accordance with the articles of association and, being eligible, offer themselves for re-election. Ronan Murphy retired as Secretary on 26 September 2003 and Bernard Daly was appointed in his place. The interests of the current Directors and Secretary in the share capital of the Company are shown in the Remuneration Committee's report on behalf of the Board set out in Note 46 to the financial statements.

Substantial shareholdings

Details of interests in excess of 3% of the ordinary share capital which have been notified to the Company are shown on page 74.

Group undertakings and foreign branches

Particulars of the principal subsidiary undertakings within the Group required to be declared under Section 16 of the Companies (Amendment) Act, 1986 are shown in Note 16. The Company has established branches, within the meaning of EU Council Directive 89/666/EEC, in the United Kingdom.

Safety, Health and Welfare at Work Act, 1989

It is Group policy to attach a high priority and commitment to the safety, health and welfare of its employees and visitors to its premises by maintaining safe places and systems of work. The Group continues to monitor and update its compliance with legislation on an ongoing basis, including the Safety, Health and Welfare at Work Act, 1989. A Safety Statement has been issued in accordance with the requirements of the Act.

Corporate governance

The Directors' corporate governance statement appears on pages 14 and 15.

Books and accounting records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990 are kept by the Company. To ensure compliance with these requirements the Directors have appointed professionally qualified accounting personnel with appropriate expertise and have provided adequate resources to the finance function. These books and accounting records are maintained at the Company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2.

Auditors

The Auditors, Ernst & Young, have expressed their willingness to continue in office.

Directors: Peter Murray, Sean FitzPatrick, Ned Sullivan.

Secretary: Bernard Daly.

25 November 2003

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the Auditors' report on pages 16 and 17, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for that year. With regard to the financial statements on pages 18 to 71, the Directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

- suitable accounting policies have been selected and applied consistently;
- judgements and estimates that are reasonable and prudent have been made; and
- applicable accounting standards have been followed.

The Directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and which enable them to ensure that financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish law including the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and of the Group and to prevent and detect fraud and other irregularities.

Corporate governance statement

The Directors of the Company are committed to maintaining the highest standards of corporate governance.

This corporate governance statement describes how the Company applies the principles set out in Section 1 of 'The Combined Code: Principles of Good Governance and Code of Best Practice' (the 'Code'), adopted by the Irish Stock Exchange and the UK Listing Authority, and comments on its compliance with the Code's provisions. The Directors have considered the many developments in corporate governance in the past year and following the publication in July 2003 of new guidance 'The Combined Code on Corporate Governance' will have regard to the revised provisions of the Code when they become effective.

Board of Directors

- The Board currently consists of twelve Directors, seven of whom are Non-executive Directors. A short biographical note on each Director is set out on pages 10 and 11.

- The roles of the Chairman and Chief Executive are separate with clearly defined responsibilities attaching to each.

- Michael Jacob is the senior independent Non-executive Director.

- The Non-executive Directors have varied backgrounds, skills and experience and are independent of management and all Directors bring their independent judgement to bear on issues of strategy, performance, resources, key appointments and standards of conduct.

- The Board meets at least eight times annually and has a formal schedule of matters specifically reserved to it for decision. Additional meetings are arranged if required. The Board receives regular management reports and information on corporate and business issues to enable reviews of performance against business targets and objectives to be undertaken.

- Directors are initially appointed for a three year term and may be reappointed for further three year terms. All newly appointed Directors are subject to election by shareholders at the Annual General Meeting following their appointment. All Directors must submit themselves for re-election at intervals of not more than three years. On appointment Directors are briefed comprehensively on the activities of the Group and on their responsibilities as Directors of a listed company.

- The Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. The Directors also have access to independent professional advice, at the Group's expense, if and when required.

Board Committees

There are four Board Committees and each has specific terms of reference which are reviewed periodically.

Remuneration Committee

All members of the Remuneration Committee are Non-executive Directors. Its members are Peter Murray (Chairman), Michael Jacob and Ned Sullivan. The Committee is responsible for the formulation of the Group's policy on remuneration in relation to all Executive Directors and other senior executives. The Committee's report on behalf of the Board on Directors' remuneration and interests is set out in Note 46 to the financial statements.

Audit Committee

All members of the Audit Committee are Non-executive Directors. Its members are Ned Sullivan (Chairman), Anton Stanzel and Patrick Wright. The Audit Committee receives reports on various aspects of control, reviews the Group's financial statements and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year.

The Audit Committee has unrestricted access to both the Group internal and external Auditors. It meets with the external Auditors at least once each year. The independence and objectivity of the external Auditors is considered periodically together with the scope and results of the audit and its cost effectiveness.

Risk Committee

The Risk Committee now includes three Non-executive Directors and two Executive Directors. Its current members are Michael Jacob (Chairman), Fintan Drury, Patricia Jamal, Peter Killen and Tiarnan O Mahoney. Its main role is to oversee risk management and to review, on behalf of the Board, the key risks inherent in the business and the system of internal control necessary to manage such risks and to present its findings to the Board.

Nomination and Succession Committee

The Nomination and Succession Committee comprises Peter Murray (Chairman), Sean FitzPatrick, Michael Jacob, Ned Sullivan and Patrick Wright. This Committee is responsible for recommending the appointment of Directors to the Board and for reviewing senior management succession plans.

Internal controls

The Directors acknowledge their overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The system is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives and provides reasonable but not absolute assurance against material financial misstatement or loss. Such losses could arise because of the nature of the Group's business in undertaking a wide range of financial services that inherently involve varying degrees of risk.

The Board confirms that during the year under review and up to the date of approval of the annual report and financial statements there was in place an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that this process is regularly reviewed by the Board and accords with the Turnbull Guidance.

The key elements of the procedures established by the Board to provide effective internal control include:

- An organisation structure with clearly defined authority limits and reporting mechanisms to higher levels of management and to the Board which supports the maintenance of a strong control environment.

- A Group Risk Management function with responsibility for ensuring that risks are identified, assessed and managed throughout the Group. The Group Credit Committee together with the Group Asset and Liability Committee provide support to the Board Audit and Risk Committees in ensuring that efficient procedures are in place to manage risk.

- An annual budgeting and monthly financial reporting system for all Group business units which enables progress against plans to be monitored, trends to be evaluated and variances to be acted upon.

- The Group Internal Audit function reports to the Chief Executive and the Audit Committee and helps the Group accomplish its objectives by bringing a systematic and disciplined approach to evaluating and improving the effectiveness of the risk management, control and governance processes.

- A comprehensive set of policies and guidelines relating to capital expenditure, computer security, business continuity planning, asset and liability management (including interest, currency and liquidity risk), operational risk management and credit risk management.

- Audit and Risk Committees, which on the Board's behalf, review the effectiveness of the systems of financial, operational and compliance controls and whose membership and main activities are set out in this statement.

- These Committees review and report to the Board on the Group internal audit, compliance and risk management programmes.

- Following each Audit and Risk Committee meeting, the Chairman of the Committee reports to the Board and minutes of such meetings are circulated to all members of the Board.

These controls, which are embedded within the operations of the Group, are reviewed systematically by Internal Audit, which has a group-wide role. Emphasis is focused on areas of greatest risk as identified by risk analysis. In addition, the systems of internal control are also subject to regulatory supervision by the Irish Financial Services Regulatory Authority and other regulators overseas.

The effectiveness of the Group's internal controls is reviewed periodically by the Audit and Risk Committees. This involves reviewing the work and the reports of the Internal Audit and Risk Management functions and establishing that appropriate action is being taken by management to address issues highlighted. The Audit Committee also meets with and receives reports from the external Auditors.

On behalf of the Board, the Audit and Risk Committees confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of the systems of internal control in existence in the Group for the year ended 30 September 2003 and for the period up to and including the date of approval of the financial statements. The review undertaken covers all aspects of control including financial, operational and compliance controls and risk management.

Going concern

The Directors confirm that they are satisfied that the Company and the Group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communications with shareholders

Communications with shareholders are given high priority. The Group uses its internet site (www.angloirishbank.com) to provide investors with the full text of the annual and interim reports. There is regular dialogue with individual institutional shareholders, financial analysts and brokers and presentations are given at the time of the release of the annual and interim results. All shareholders are encouraged to attend the Annual General Meeting and notice is sent to shareholders at least twenty working days in advance of the meeting. At the Annual General Meeting separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting on a show of hands, the Chairman indicates to the meeting the number and proportion of proxy votes for and against that resolution.

Compliance statement

The Directors confirm that the Company has complied throughout the year ended 30 September 2003 with all the provisions set out in Section 1 of the Combined Code.

Independent Auditors' report to the members of Anglo Irish Bank Corporation plc

We have audited the Group's financial statements for the year ended 30 September 2003, which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and the related Notes 1 to 48. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether proper returns adequate for the purposes of our audit have been received from branches not visited by us; whether at the balance sheet date there exists a financial situation which may require the convening of an Extraordinary General Meeting of the Company; and whether the information given in the Directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company's balance sheet is in agreement with the books of account and returns.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 September 2003 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company and proper returns adequate for the purpose of our audit have been received from branches not visited by us. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report is consistent with the financial statements.

In our opinion the Company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an Extraordinary General Meeting of the Company.

Ernst & Young
Registered Auditors
Dublin

25 November 2003

Consolidated profit and loss account

	Notes	2003 €m	2002 €m
Interest receivable and similar income			
Interest receivable and similar income arising from			
Debt securities and other fixed income securities		**40.7**	47.1
Other interest receivable and similar income		**1,019.9**	943.0
Interest payable and similar charges		**(646.6)**	(643.2)
Net interest income		**414.0**	346.9
Other income			
Fees and commissions receivable		**152.3**	123.3
Fees and commissions payable		**(12.7)**	(11.6)
Dealing profits		**6.4**	3.5
Other operating income		**11.2**	9.4
Total operating income		**571.2**	471.5
Operating expenses			
Administrative expenses	2	**155.0**	132.9
Depreciation and goodwill amortisation		**12.2**	11.7
Provisions for bad and doubtful debts – specific	11	**10.1**	16.3
– general	11	**47.4**	49.3
		224.7	210.2
Group profit on ordinary activities before taxation	3	**346.5**	261.3
Taxation on profit on ordinary activities	4	**(76.4)**	(58.5)
Group profit on ordinary activities after taxation		**270.1**	202.8
Minority interests	5	**(16.8)**	(18.8)
Group profit attributable to ordinary shareholders	6	**253.3**	184.0
Dividends	7	**(61.6)**	(40.3)
Group profit retained for year		**191.7**	143.7
Scrip dividends	7	**8.6**	8.4
Group profit brought forward		**455.7**	303.6
Group profit carried forward		**656.0**	455.7
Basic earnings per share	8	**78.03c**	58.14c
Diluted earnings per share	8	**76.24c**	56.71c
Dividends per ordinary share	7	**18.80c**	12.53c

Directors Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary** Bernard Daly.

Consolidated balance sheet

	Notes	2003 €m	2002 €m
Assets			
Loans and advances to banks	9	**5,798.8**	3,887.8
Loans and advances to customers	10	**17,268.5**	13,356.5
Securitised assets	12	**808.0**	940.4
Less: non-returnable proceeds	12	**(777.1)**	(903.4)
		30.9	37.0
Debt securities	13	**1,365.2**	1,456.4
Equity shares	14	**4.5**	2.4
Own shares	15	**6.2**	6.1
Intangible fixed assets – goodwill	17	**73.8**	61.5
Tangible fixed assets	18	**32.9**	28.0
Other assets	19	**417.0**	269.1
Prepayments and accrued income		**256.8**	233.8
		25,254.6	19,338.6
Life assurance assets attributable to policyholders	21	**271.7**	79.2
Total assets		**25,526.3**	19,417.8
Liabilities			
Deposits by banks	22	**3,290.1**	3,097.4
Customer accounts	23	**14,577.6**	11,836.1
Debt securities in issue	24	**4,557.9**	1,919.2
Proposed dividends	7	**45.8**	26.9
Other liabilities	25	**259.8**	206.7
Accruals and deferred income		**267.1**	226.6
Provisions for liabilities and charges	26	**4.8**	4.9
		23,003.1	17,317.8
Capital resources			
Subordinated liabilities	27	**429.0**	467.3
Perpetual capital securities	28	**645.0**	564.7
Equity and non-equity minority interests	29	**260.1**	279.2
		1,334.1	1,311.2
Called up share capital	30	**105.8**	104.1
Share premium account	31	**154.7**	148.9
Other reserves	32	**0.9**	0.9
Profit and loss account	33	**656.0**	455.7
Total shareholders' funds (all equity interests)		**917.4**	709.6
Total capital resources		**2,251.5**	2,020.8
		25,254.6	19,338.6
Life assurance liabilities attributable to policyholders	21	**271.7**	79.2
Total liabilities and capital resources		**25,526.3**	19,417.8
Memorandum items			
Contingent liabilities:			
Guarantees	34	**764.6**	655.5
Commitments:			
Commitments to lend	34	**3,037.0**	2,530.8

Directors Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary** Bernard Daly.

Company balance sheet
As at 30 September 2003

	Notes	2003 €m	2002 €m
Assets			
Loans and advances to banks	9	**5,130.8**	3,215.5
Loans and advances to customers	10	**16,395.8**	12,433.2
Securitised assets	12	**808.0**	940.4
Less: non-returnable proceeds	12	**(777.1)**	(903.4)
		30.9	37.0
Debt securities	13	**1,354.0**	1,437.2
Equity shares	14	**0.1**	0.8
Investments in Group undertakings	16	**475.7**	506.3
Intangible fixed assets – goodwill	17	**0.4**	0.5
Tangible fixed assets	18	**18.8**	20.3
Other assets	19	**239.7**	167.1
Prepayments and accrued income		**212.4**	208.8
Total assets		**23,858.6**	18,026.7
Liabilities			
Deposits by banks	22	**5,333.6**	5,022.4
Customer accounts	23	**12,531.6**	9,812.6
Debt securities in issue	24	**4,380.5**	1,809.6
Proposed dividends	7	**45.8**	26.9
Other liabilities	25	**247.7**	197.9
Accruals and deferred income		**219.7**	192.1
Provisions for liabilities and charges	26	**0.2**	0.3
		22,759.1	17,061.8
Capital resources			
Subordinated liabilities	27	**429.0**	467.3
Called up share capital	30	**105.8**	104.1
Share premium account	31	**154.7**	148.9
Other reserves	32	**1.3**	1.3
Profit and loss account	33	**408.7**	243.3
Total shareholders' funds (all equity interests)		**670.5**	497.6
Total capital resources		**1,099.5**	964.9
Total liabilities and capital resources		**23,858.6**	18,026.7
Memorandum items			
Contingent liabilities:			
Guarantees	34	**742.5**	636.1
Commitments:			
Commitments to lend	34	**2,431.0**	2,520.9

Directors Peter Murray, Sean FitzPatrick, Ned Sullivan. **Secretary** Bernard Daly.

Consolidated cash flow statement

	Note	2003 €m	2002 €m
Reconciliation of operating profit to net operating cash flows			
Operating profit		**346.5**	261.3
Increase in accruals and deferred income		**37.9**	158.0
Increase in prepayments and accrued income		**(24.0)**	(117.1)
Financing costs of subordinated liabilities		**29.1**	33.6
Financing costs of perpetual capital securities		**47.4**	31.4
Interest earned on debt securities and other fixed income securities		**(39.2)**	(41.0)
Amortisation of debt securities and other fixed income securities		**(1.5)**	(6.1)
Provisions for bad and doubtful debts		**57.5**	65.6
Loans and advances written off net of recoveries		**(17.9)**	(19.4)
Depreciation and goodwill amortisation		**12.2**	11.7
Profit on disposal of tangible fixed assets		**–**	(0.1)
Net cash flow from trading activities		**448.0**	377.9
Net increase in deposits		**5,572.9**	3,009.2
Net increase in loans and advances to customers		**(3,945.5)**	(2,464.4)
Net increase in loans and advances to banks		**(693.4)**	(917.8)
Net increase in other assets		**(146.6)**	(60.1)
Net increase in other liabilities		**43.4**	3.5
Net (decrease)/increase in provisions for liabilities and charges		**(0.1)**	0.1
Exchange and other movements		**(99.7)**	(27.6)
Net cash flow from operating activities		**1,179.0**	(79.2)
Returns on investment and servicing of finance	35	**(49.9)**	(44.1)
Tax paid		**(80.1)**	(72.3)
Capital expenditure and financial investment	35	**77.4**	(516.0)
Acquisitions and disposals	35	**(15.4)**	–
Equity dividends paid		**(34.1)**	(25.8)
Financing	35	**140.2**	320.7
Increase/(decrease) in cash	35	**1,217.1**	(416.7)

Statement of total recognised gains and losses

For the year ended 30 September 2003

	Note	2003 €m	2002 €m
Group profit attributable to ordinary shareholders		**253.3**	184.0
Prior year adjustment	36	**-**	18.3
Total recognised gains since last annual report		**253.3**	202.3

Reconciliation of movements in shareholders' funds

For the year ended 30 September 2003

	2003 €m	2002 €m
Group profit attributable to ordinary shareholders	**253.3**	184.0
Dividends (net of scrip)	**(53.0)**	(31.9)
	200.3	152.1
New ordinary share capital subscribed	**7.5**	65.6
Net addition to shareholders' funds	**207.8**	217.7
Opening shareholders' funds	**709.6**	491.9
Closing shareholders' funds	**917.4**	709.6

1 Accounting policies

These accounts have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with accounting standards generally accepted in Ireland. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

There have been no changes in accounting policy since last year. The Group has adopted the Statements of Recommended Practice issued jointly by the British Bankers' Association and the Irish Bankers' Federation. This does not impact on the reported profit and loss of the Group but there are a number of presentational changes in the accounts.

The principal accounting polices adopted are as follows:

(a) Consolidation

The consolidated accounts include the accounts of the Company and all its Group undertakings to 30 September 2003. Where a subsidiary undertaking is acquired during the financial year, the consolidated accounts include the attributable results from the date of acquisition up to the end of the financial year.

In order to reflect the different nature of the policyholders' interests in the assurance business, the assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet.

(b) Provisions for bad and doubtful debts

Loans and advances are stated in the balance sheet after deduction of provisions for bad and doubtful debts. The provisions arise as a result of a detailed appraisal of the lending portfolio. Specific provisions are made on a case-by-case basis after taking into account factors such as the financial condition of the borrower, security held and costs of realisation.

A general provision is also made to cover latent loan losses which are present in any lending portfolio but which have not been specifically identified. Loans and advances are written off when there is no longer any realistic prospect of recovery. The charge to the profit and loss account reflects new provisions made during the year, plus write-offs not previously provided for, less existing provisions no longer required and recoveries of bad debts already written off.

(c) Income recognition

Interest on advances is accounted for on an accruals basis. Interest is not taken to profit where recovery is doubtful.

Credit has been taken for finance charges on instalment credit and finance leasing accounts by spreading the income on each contract over the primary period of the agreement by the sum of digits method, save that an amount equivalent to the set-up costs on each agreement is credited to income at the date of acceptance. The finance charges on certain tax-based finance leases are credited to income on an after-tax actuarial basis.

Fees and commissions which represent a return for services provided or risk borne are credited to income over the period during which the service is performed or the risk is borne as appropriate.

(d) New business costs

Initial costs of obtaining new business have been charged in arriving at the profit for the year except in the case of introductory commission paid on instalment credit and finance leasing agreements which is charged against revenue over the primary period of each agreement by the sum of digits method.

(e) Debt securities

Debt securities are held for investment purposes. Premiums and discounts on debt securities having a fixed redemption date are amortised over the period from the date of purchase to the date of maturity. These investments are included in the balance sheet at amortised cost. Gains and losses arising on the realisation of debt securities, net of amortisation adjustments, are taken to the profit and loss account as and when realised.

Debt securities may be lent or sold subject to a commitment to repurchase them. Securities sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group.

(f) Trading properties

Trading properties are held for resale and are stated at the lower of cost and net realisable value.

(g) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost and depreciation is provided on a straight line basis over their expected useful lives as follows:

Freehold properties	2% per annum
Fixtures and fittings	12.5% to 25% per annum
Computer equipment	25% per annum
Motor vehicles	20% per annum

Leasehold properties are depreciated over the shorter of twenty years or the period of the lease on a straight line basis.

(h) Deferred taxation

Full provision is made for deferred taxation in respect of all timing differences that have originated but not reversed. Deferred tax assets are recognised to the extent that they are expected to be recovered. Calculations are based on the taxation rates expected to apply when the timing differences reverse.

(i) Foreign currencies

Assets and liabilities denominated in foreign currencies and commitments for the purchase and sale of foreign currencies are translated into Euro at the appropriate spot and forward rates of exchange ruling at the balance sheet dates. Profits and losses in foreign currencies are translated into Euro at the closing rates of exchange or at hedge rates where appropriate.

Exchange differences, net of hedging gains and losses, which arise from the application of closing rates of exchange to the opening net assets held in foreign currencies are recorded as exchange translation adjustments on reserves.

All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

(j) Goodwill

Purchased goodwill represents the excess of the purchase consideration over the fair value ascribed to the net tangible assets acquired. Purchased goodwill arising on acquisitions on or after 1 October 1998 is capitalised as an intangible asset and amortised over the estimated useful economic lives of these acquisitions. Prior to that date purchased goodwill had been written off against reserves in the year of acquisition.

(k) Capital instruments

The issue expenses of capital instruments other than equity shares are deducted from the proceeds of issue and, where appropriate, are amortised in the profit and loss account so that the finance costs are allocated to accounting periods over the economic life of these instruments at a constant rate based on their carrying amount. The issue expenses of equity and non-equity capital instruments with an indeterminate economic life are not amortised.

The premium arising on the issue of equity shares is credited to the share premium account. The premium arising on the issue of non-equity capital instruments is included as part of the balance sheet liability and is amortised in the profit and loss account over the economic life of these instruments at a constant rate based on their carrying amount.

(l) Derivatives

Derivative instruments used for trading purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate and foreign exchange markets. These derivatives, which include all customer and proprietary transactions together with any associated hedges, are measured at fair value. Income earned on customer transactions is included in fees and commissions receivable. Other gains and losses are included in dealing profits. Where market prices are not readily available internally generated prices are used. These prices are calculated using recognised formulae for the type of transaction. Unrealised gains and losses are reported gross in other assets or other liabilities after allowing for the effects of qualifying netting agreements where the Group has the right to insist on net settlement that would survive the insolvency of the counterparty.

Derivative instruments used for hedging purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into for specifically designated hedging purposes are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

The criteria required for a instrument to be classified as a designated hedge are:

(i) Adequate evidence of the intention to hedge must be established at the outset of the transaction.

(ii) The transaction must match or eliminate a proportion of the risk inherent in the assets, liabilities, positions or cash flows being hedged. Changes in the derivative's fair value must be highly correlated with changes in the fair value of the underlying hedged item for the entire life of the contract.

Where these criteria are not met transactions are measured at fair value.

Hedge transactions which are superseded, cease to be effective or are terminated early are measured at fair value. Any profit or loss arising is deferred and reported in other assets or other liabilities. This profit or loss is amortised over the remaining life of the asset, liability, position or cash flow which had previously been hedged.

When the underlying asset, liability or position is terminated, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured at fair value and any profit or loss arising is recognised in full in dealing profits. The unrealised profit or loss is reported in other assets or other liabilities.

(m) Securitised assets

Assets sold under securitisation arrangements whereby the Group retains significant rights to benefits but where its maximum loss is limited to a fixed monetary amount are included in the balance sheet at their gross amount less the non-returnable proceeds received on securitisation using a linked presentation. The contribution earned from securitised assets is included in other operating income.

(n) Operating leases

Rentals on operating leases are charged to the profit and loss account in equal instalments over the lease term.

(o) Pensions

The Group's contributions to defined benefit pension schemes are based on the recommendations of an independent qualified actuary and are charged in the profit and loss account so as to spread pension costs over eligible employees' service lives at stable contribution rates. Variations from the regular cost are spread over the average remaining service life of the relevant employees. The costs of the Group's defined contribution pension schemes are charged in the profit and loss account in the year in which these costs are incurred. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

(p) Scrip dividends

Scrip dividends are initially recorded at the cash amount as an appropriation in the profit and loss account. When scrip shares are issued in place of dividends the cash equivalent, net of dividend withholding tax where applicable, is written back in the profit and loss account. Shares issued in lieu are set-off against the share premium account.

(q) Fiduciary and trust activities

The Group acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, unit trusts, investment trusts and pension schemes. These assets are not consolidated in the accounts as the Group does not have beneficial ownership. Fees and commissions earned in respect of these activities are included in the profit and loss account.

2 Administrative expenses

	2003 €m	2002 €m
Staff costs:		
Wages and salaries	**87.9**	74.4
Social welfare costs	**8.3**	7.4
Pension costs	**7.7**	6.0
Other staff costs	**2.3**	2.1
	106.2	89.9
Other administrative costs	**48.8**	43.0
	155.0	132.9

The average number of persons employed by the Group during the year, analysed by geographic location, was as follows:

	2003	2002
Republic of Ireland	**604**	560
United Kingdom and Isle of Man	**290**	203
Rest of the World	**137**	138
	1,031	901

3 Group profit on ordinary activities before taxation

	2003 €m	2002 €m
The Group profit on ordinary activities before taxation is arrived at after charging:		
Auditors' remuneration	**0.5**	0.5
Depreciation of tangible fixed assets	**8.1**	8.4
Amortisation of intangible fixed assets – goodwill	**4.1**	3.3
Operating lease rentals:		
Property	**6.0**	5.6
Equipment	**1.4**	2.2
Financing costs of subordinated liabilities	**29.1**	33.6
Financing costs of perpetual capital securities	**47.4**	31.4
and after crediting:		
Finance leasing and hire purchase income	**35.8**	39.1
Profit on disposal of investment securities	**0.3**	0.1
Dealing profits:		
Interest rate contracts	**2.6**	1.5
Foreign exchange contracts	**3.8**	2.0

The Group profit on ordinary activities before taxation is not materially affected by the results of acquisitions or discontinued operations during the year.

4 Taxation on profit on ordinary activities

	2003 €m	2002 €m
Current tax		
Irish Corporation Tax		
Current year	**45.2**	42.1
Prior years	**6.6**	0.9
Double taxation relief	**(13.8)**	(17.0)
Irish Bank Levy	**3.9**	–
Foreign tax		
Current year	**42.3**	41.1
Prior years	**(0.1)**	0.8
	84.1	67.9
Deferred tax		
Current year	**(7.7)**	(9.4)
	76.4	58.5
Effective tax rate	**22.0%**	22.4%

	2003 €m	2002 €m
The deferred tax credit arising from the origination and reversal of timing differences was as follows:		
General bad debt provision	**(8.5)**	(10.3)
Leased assets	**0.8**	1.1
Other timing differences	**–**	(0.2)
	(7.7)	(9.4)

The reconciliation of current tax on profits on ordinary activities at the standard Irish Corporation Tax rate to the Group's actual current tax charge is analysed as follows:

Profit on ordinary activities before taxation at 13.375% (2002: 17%)	**46.4**	44.4
Effects of:		
Foreign earnings subject to different rates of tax	**18.1**	13.9
Disallowed general bad debt provision	**8.5**	10.3
Prior years	**6.5**	1.7
Irish Bank Levy	**3.9**	–
Other	**0.7**	(2.4)
Current tax	**84.1**	67.9

The legislated standard rate of Irish Corporation Tax for trading income has been reduced, on a phased basis, to 12.5%. The standard rate is 20% for the year 2001, 16% for the year 2002 and 12.5% for the year 2003 and subsequent years. During the year the Irish Government introduced a levy based on the domestic deposit taking business of Irish banks and building societies. The Group's share of this levy is €5.2m per annum for the three years to 31 December 2005. A nine month charge of €3.9m is included in the tax charge for the current year. The Government has indicated that the levy will not be continued beyond 2005.

5 Minority interests

	2003 €m	2002 €m
The profit attributable to minority interests is analysed as follows:		
Non-equity interests – preference shares (Note 29)	**16.7**	18.4
Equity interests	**0.1**	0.4
	16.8	18.8

6 Group profit attributable to ordinary shareholders

€218.8m (2002: €161.5m) of the Group profit attributable to ordinary shareholders is dealt with in the accounts of the parent undertaking. As permitted by Regulation 5 (2) of the European Communities (Credit Institutions: Accounts) Regulations, 1992 a separate profit and loss account for the parent undertaking has not been presented.

7 Dividends

	2003 €m	2003 €m	2002 €m	2002 €m
Paid:				
Interim dividend of 4.87c per share (2002: 4.2c)				
Cash		**11.6**		10.9
Issued as scrip		**4.2**		2.5
		15.8		13.4
Proposed:				
Final dividend of 13.93c per share (2002: 8.33c)		**45.8**		26.9
		61.6		40.3
Scrip dividends:				
Final (previous year)	**(4.4)**		(5.9)	
Interim	**(4.2)**		(2.5)	
		(8.6)		(8.4)
		53.0		31.9

8 Earnings per share

The calculation of basic earnings per share is based on the Group profit of €253.3m (2002: €184.0m) which is after taxation and minority interests and on the weighted average number of equity shares in issue of 324,608,201 (2002: 316,468,550). In accordance with Financial Reporting Standard 14 – 'Earnings per Share', dividends arising on shares held by employee share trusts (Note 15) are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The weighted average number of shares held by the trusts are excluded from the earnings per share calculations. The effect of options granted under the employee share option and SAYE Schemes is to increase the weighted average number of equity shares for the calculation of diluted earnings per share by 7,642,651 (2002: 7,982,976) to 332,250,852 (2002: 324,451,526).

9 Loans and advances to banks

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Repayable on demand	**2,135.3**	918.2	**2,037.9**	857.3
Other loans and advances to banks				
Analysed by *remaining* maturity:				
Three months or less	**3,121.9**	2,164.9	**2,707.0**	1,554.3
One year or less but over three months	**401.0**	540.6	**245.3**	539.8
Five years or less but over one year	**140.6**	264.1	**140.6**	264.1
	5,798.8	3,887.8	**5,130.8**	3,215.5
Amounts include:				
Due from Group undertakings			**0.9**	27.2

10 Loans and advances to customers

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Amounts receivable under finance leases	**183.2**	197.9	**167.0**	175.9
Amounts receivable under hire purchase contracts	**217.0**	220.9	**90.4**	84.5
Other loans and advances to customers	**16,868.3**	12,937.7	**16,138.4**	12,172.8
	17,268.5	13,356.5	**16,395.8**	12,433.2
Amounts include:				
Due from Group undertakings			**989.9**	511.5
Remaining maturity analysis:				
Repayable on demand	**2,425.0**	1,761.7	**3,284.8**	2,024.3
Three months or less	**1,987.8**	1,256.4	**1,309.0**	1,068.2
One year or less but over three months	**3,047.2**	3,198.6	**2,744.9**	2,790.4
Five years or less but over one year	**5,933.5**	4,546.5	**5,363.6**	4,072.0
Over five years	**4,155.6**	2,849.2	**3,954.6**	2,716.1
	17,549.1	13,612.4	**16,656.9**	12,671.0
Provisions for bad and doubtful debts	**(280.6)**	(255.9)	**(261.1)**	(237.8)
	17,268.5	13,356.5	**16,395.8**	12,433.2

There are no significant concentrations of loans and advances to customers by individual sector or industry. A geographic analysis is included in Note 40. The cost of assets acquired by the Group during the year for letting under finance leases and hire purchase contracts amounted to €231.2m (2002: €239.3m).

11 Provisions for bad and doubtful debts

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
At beginning of year	**255.9**	212.0	**237.8**	193.6
Exchange movements	**(14.9)**	(2.3)	**(12.3)**	(2.1)
Charge against profits – specific	**10.1**	16.3	**9.3**	16.0
– general	**47.4**	49.3	**42.4**	47.1
Write-offs	**(18.1)**	(20.5)	**(16.3)**	(17.9)
Recoveries of previous write-offs	**0.2**	1.1	**0.2**	1.1
At end of year	**280.6**	255.9	**261.1**	237.8
Specific	**49.9**	62.1	**48.2**	57.8
General	**230.7**	193.8	**212.9**	180.0
Total	**280.6**	255.9	**261.1**	237.8
Non-performing loans	**129.3**	105.0	**122.9**	100.1

Non-performing loans are loans and advances on which interest is no longer being credited to the profit and loss account.

12 Securitised assets

	2003 €m	2002 €m
Securitised assets	**808.0**	940.4
Less: non-returnable proceeds	**(777.1)**	(903.4)
	30.9	37.0

Anglo Irish Bank Corporation plc ('Anglo') sold portfolios of commercial investment property loans from its United Kingdom loan book to Monument Securitisation (CMBS) No.1 plc and Monument Securitisation (CMBS) No.2 Limited ('the Monument companies') in September 2000 and June 2002 respectively. The Group does not own directly or indirectly any of the share capital of the Monument companies or their parent companies.

Anglo receives fee income for continuing to administer the loans under the terms of servicing agreements with the Monument companies. The Monument companies funded these transactions by issuing mortgage-backed notes, the lowest ranking of which were purchased by Anglo. The issue terms of the notes include provisions whereby neither the Monument companies nor the noteholders have recourse to the Group and no Group Company is obliged or intends to support any losses of the Monument companies or the noteholders should they arise. Anglo is not obliged to repurchase any of the assets from the Monument companies. The Monument companies entered into certain interest rate hedges to manage their interest rate positions. These contracts were entered into with third party banks.

12 Securitised assets (continued)

Under the terms of the June 2002 securitisation Anglo has the option until 17 June 2004 to transfer new loans to Monument Securitisation (CMBS) No.2 Limited, subject to certain conditions, up to an amount of Stg£74.5m and also to transfer additional new loans to replace prepaid loans.

The contribution earned by the Group during the year in respect of securitised assets is included in other operating income and is analysed as follows:

	2003 €m	2002 €m
Interest receivable	**54.9**	45.3
Interest payable	**(47.0)**	(39.4)
Fee income	**0.2**	0.2
Operating expenses	**(3.4)**	(2.6)
Contribution from securitised assets	**4.7**	3.5

13 Debt securities

	2003		2002	
	Book value €m	**Market value €m**	Book value €m	Market value €m
The Group				
Government stocks	**192.0**	**205.6**	308.0	320.3
Other listed public bodies	**96.1**	**96.4**	70.5	71.3
Listed private sector investments	**1,077.1**	**1,089.8**	1,077.9	1,080.2
	1,365.2	**1,391.8**	1,456.4	1,471.8
Due within one year	**205.8**		289.5	
Due one year and over	**1,159.4**		1,166.9	
	1,365.2		1,456.4	
The Company				
Government stocks	**182.5**	**195.4**	290.8	302.8
Other listed public bodies	**96.1**	**96.4**	70.5	71.3
Listed private sector investments	**1,075.4**	**1,088.2**	1,075.9	1,078.1
	1,354.0	**1,380.0**	1,437.2	1,452.2
Due within one year	**205.8**		281.5	
Due one year and over	**1,148.2**		1,155.7	
	1,354.0		1,437.2	

At 30 September 2003 the amount of unamortised discounts net of premiums on debt securities held as financial fixed assets was €12.6m for the Group and €12.5m for the Company. At 30 September 2003 debt securities held by the Group and the Company subject to repurchase agreements amounted to €311.7m (2002: €337.3m).

14 Equity shares

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Unlisted investments at cost less amounts written off				
Held as financial fixed assets	**4.5**	2.4	**0.1**	0.8

In the opinion of the Directors the value of the individual unlisted equity investments is not less than their book amount.

15 Own shares

	The Group	
	2003	2002
	€m	€m
Ordinary shares in Anglo Irish Bank Corporation plc ('shares') at cost	**6.2**	6.1

These shares are intended to satisfy options granted to employees under the Anglo Irish Bank Employee Share Ownership Plan ('ESOP') which was approved by shareholders in January 2000 (Note 30) and also to honour conditional share awards made to employees under the Anglo Irish Bank Deferred Share Scheme ('DSS').

The trustee of the ESOP borrowed funds from a Group subsidiary undertaking, interest free, to enable the trustee to purchase shares in the open market. In September 2000 options were granted over 725,754 of these shares at €2.40 each. These options are exercisable at various dates between September 2003 and September 2010. Options over 364,550 shares were exercised in September 2003 and options over 361,204 shares were outstanding at 30 September 2003. The proceeds of option exercises are used to repay the loan.

At 30 September 2003 the trustee of the DSS held 573,419 (2002: 422,328) shares to honour conditional share awards granted between December 2000 and September 2003 to eligible Group employees as part of their remuneration package. These shares were purchased in the open market and are also funded by interest free borrowings from a Group subsidiary undertaking. These share awards are conditional on the relevant employees remaining in the Group's employment for three years from their grant date. The costs of providing these awards has been fully provided for in the profit and loss account. The trustee's borrowings in respect of awards vested will be fully reimbursed by the sponsoring Group employer.

As at 30 September 2003 the trustees held 1,898,292 (2002: 2,122,521) shares with a market value of €17.6m (2002: €12.8m). The dividend income received during the year on own shares of €0.3m (2002: €0.2m) is excluded in arriving at the Group profit before taxation.

16 Investments in Group undertakings

	2003 €m	2002 €m
Investments in subsidiary undertakings at cost less amounts written off	**475.7**	506.3

Principal subsidiary undertakings	**Principal activity**	**Country of registration**
Anglo Aggmore Limited Partnership	Property Trading	United Kingdom
Anglo Irish Asset Finance plc	Asset Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Limited	Finance	Isle of Man
Anglo Irish Trust Company Limited	Trust Services	Isle of Man
Anglo Irish Trust (IOM) Limited	Trust Services	Isle of Man
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Irish Buyway Limited	Finance	Republic of Ireland
Knightsdale Limited	Finance	Republic of Ireland
Sparta Financial Services	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands

All of the Group undertakings are included in the consolidated accounts. The Group holds 75% of the capital contributed to the Anglo Aggmore Limited Partnership. The capital contributors earn a return of 10% per annum on their capital and thereafter the Group is entitled to 50% of the remaining profits of this partnership. The Group owns all of the issued share capital of each of the other subsidiary undertakings listed. Each of these subsidiary undertakings operate principally in the country in which they are registered. A complete listing of Group undertakings will be annexed to the annual return of the Company in accordance with the requirements of the Companies Acts. Investments in certain subsidiary undertakings operating as credit institutions are not directly held by the parent undertaking.

17 Intangible fixed assets – goodwill

	The Group €m	The Company €m
Cost		
At 1 October 2002	**66.8**	**0.7**
Exchange movement	**(3.3)**	**(0.1)**
Acquisition (Note 37)	**19.5**	**–**
At 30 September 2003	**83.0**	**0.6**
Accumulated amortisation		
At 1 October 2002	**5.3**	**0.2**
Exchange movement	**(0.2)**	**–**
Charge for the year	**4.1**	**–**
At 30 September 2003	**9.2**	**0.2**
Net book value		
At 30 September 2003	**73.8**	**0.4**
At 30 September 2002	61.5	0.5

The goodwill arising on acquisitions completed after 30 September 1998 is amortised in equal instalments over its estimated useful economic life of twenty years. The cumulative amount of positive goodwill which has been eliminated against reserves to 30 September 1998, net of goodwill attributable to disposed businesses, amounted to €47.2m. This goodwill was eliminated as a matter of accounting policy [see Note 1 (j)] and will be charged to the profit and loss account in the event of the subsequent disposal of the businesses to which it relates.

18 Tangible fixed assets

The Group	Freehold properties €m	Leasehold properties €m	Equipment and motor vehicles €m	Total €m
Cost				
At 1 October 2002	**5.0**	**11.8**	**40.3**	**57.1**
Exchange movement	**–**	**(0.3)**	**(0.6)**	**(0.9)**
Additions	**–**	**0.7**	**13.0**	**13.7**
Disposals	**–**	**–**	**(1.6)**	**(1.6)**
Acquisition	**–**	**–**	**0.8**	**0.8**
At 30 September 2003	**5.0**	**12.2**	**51.9**	**69.1**
Accumulated depreciation				
At 1 October 2002	**0.7**	**3.0**	**25.4**	**29.1**
Exchange movement	**–**	**(0.1)**	**(0.3)**	**(0.4)**
Charge for the year	**0.1**	**0.9**	**7.1**	**8.1**
Disposals	**–**	**–**	**(1.0)**	**(1.0)**
Acquisition	**–**	**–**	**0.4**	**0.4**
At 30 September 2003	**0.8**	**3.8**	**31.6**	**36.2**
Net book value				
At 30 September 2003	**4.2**	**8.4**	**20.3**	**32.9**
At 30 September 2002	4.3	8.8	14.9	28.0

18 Tangible fixed assets (continued)

The Company	Leasehold properties €m	Equipment and motor vehicles €m	Total €m
Cost			
At 1 October 2002	**10.5**	**31.1**	**41.6**
Exchange movement	**(0.2)**	**(0.3)**	**(0.5)**
Additions	**0.7**	**4.5**	**5.2**
Disposals	**–**	**(1.4)**	**(1.4)**
At 30 September 2003	**11.0**	**33.9**	**44.9**
Accumulated depreciation			
At 1 October 2002	**2.6**	**18.7**	**21.3**
Exchange movement	**(0.1)**	**(0.1)**	**(0.2)**
Charge for the year	**0.8**	**5.0**	**5.8**
Disposals	**–**	**(0.8)**	**(0.8)**
At 30 September 2003	**3.3**	**22.8**	**26.1**
Net book value			
At 30 September 2003	**7.7**	**11.1**	**18.8**
At 30 September 2002	**7.9**	**12.4**	**20.3**

All of the Group's leasehold properties are in respect of leases with a duration of less than fifty years. These properties are used for the Group's activities. As at 30 September 2003 the Group had annual commitments under non-cancellable operating leases as set out below:

	Properties €m	Equipment €m
Operating leases which expire:		
Within one year	**0.1**	**–**
One to five years	**0.4**	**1.2**
Over five years	**6.1**	**–**
	6.6	**1.2**

19 Other assets

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
Foreign exchange and interest rate contracts	**214.9**	145.2	**210.8**	143.2
Trading properties	**135.1**	57.3	**–**	–
Swap asset (Note 27)	**28.6**	31.8	**–**	–
Deferred taxation (Note 20)	**33.9**	29.4	**27.2**	22.3
Sundry debtors	**4.5**	5.4	**1.7**	1.6
	417.0	269.1	**239.7**	167.1

20 Deferred taxation

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
At beginning of year	**29.4**	20.0	**22.3**	16.6
Credit for year	**7.7**	9.4	**7.3**	5.7
Exchange movement and other adjustments	**(3.2)**	–	**(2.4)**	–
At end of year	**33.9**	29.4	**27.2**	22.3
Analysis of deferred taxation:				
General bad debt provisions	**43.5**	37.9	**39.3**	34.1
Capital allowances on assets leased to customers	**(10.4)**	(9.3)	**(12.7)**	(12.5)
Other timing differences	**0.8**	0.8	**0.6**	0.7
	33.9	29.4	**27.2**	22.3

No deferred taxation has been provided on the unremitted profits of foreign subsidiaries. As these profits are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

21 Life assurance business

The assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet. The life assurance assets attributable to policyholders consist of:

	2003	2002
	€m	€m
Cash	**115.8**	13.0
Property	**55.7**	20.6
Managed funds	**52.0**	5.5
Equities	**48.2**	40.1
	271.7	79.2

22 Deposits by banks

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Repayable on demand	**12.6**	19.2	**5.0**	8.2
Other deposits by banks				
Analysed by remaining maturity:				
Three months or less	**3,129.5**	2,996.3	**5,180.6**	4,932.3
One year or less but over three months	**88.0**	19.3	**88.0**	19.3
Five years or less but over one year	**60.0**	62.6	**60.0**	62.6
	3,290.1	3,097.4	**5,333.6**	5,022.4
Amounts include:				
Due to Group undertakings			**2,051.1**	1,936.0

23 Customer accounts

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
Repayable on demand	**3,667.0**	2,402.7	**2,410.2**	1,509.2
Other deposits by customers				
Analysed by remaining maturity:				
Three months or less	**9,165.1**	7,322.3	**8,463.7**	6,460.8
One year or less but over three months	**1,035.2**	1,288.3	**955.4**	1,027.6
Five years or less but over one year	**661.0**	813.6	**653.0**	805.8
Over five years	**49.3**	9.2	**49.3**	9.2
	14,577.6	11,836.1	**12,531.6**	9,812.6
Amounts include:				
Due to Group undertakings			**193.1**	66.9

24 Debt securities in issue

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
Medium term note programme	**2,710.9**	590.1	**2,710.9**	590.1
Other debt securities in issue:				
Commercial paper programme	**836.4**	801.5	**836.4**	801.5
Certificates of deposits	**823.2**	225.4	**823.2**	225.4
Other	**187.4**	302.2	**10.0**	192.6
	4,557.9	1,919.2	**4,380.5**	1,809.6
Analysed by remaining maturity:				
Medium term note programme				
Three months or less	**449.0**	53.9	**449.0**	53.9
One year or less but over three months	**655.1**	300.4	**655.1**	300.4
Five years or less but over one year	**1,606.8**	235.8	**1,606.8**	235.8
Other debt securities in issue				
Three months or less	**1,752.1**	1,327.2	**1,593.3**	1,219.5
One year or less but over three months	**84.9**	1.9	**66.3**	–
Five years or less but over one year	**10.0**	–	**10.0**	–
	4,557.9	1,919.2	**4,380.5**	1,809.6

25 Other liabilities

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
Foreign exchange and interest rate contracts	**196.8**	151.3	**193.3**	149.7
Current taxation	**44.6**	40.6	**41.7**	33.4
Deferred acquisition consideration (Note 37)	**5.7**	–	**–**	–
Sundry liabilities	**12.7**	14.8	**12.7**	14.8
	259.8	206.7	**247.7**	197.9

26 Provisions for liabilities and charges

	The Group		The Company	
	2003 €m	2002 €m	**2003 €m**	2002 €m
Pension provisions	**4.6**	4.6	**–**	–
Other provisions for liabilities and charges	**0.2**	0.3	**0.2**	0.3
	4.8	4.9	**0.2**	0.3

The pension provisions relate to an unfunded defined contribution plan for the Group's Austrian employees. This scheme is administered in accordance with best local practice and regulations in Austria.

27 Subordinated liabilities

	2003 €m	2002 €m
US$20m 9.1% Subordinated Notes 2006	**17.1**	20.2
US$15m Subordinated Notes 2009 (a)	**12.9**	15.2
US$100m Subordinated Notes 2011 (b)	**85.6**	101.0
US$25m Floating Rate Subordinated Notes 2011 (c)	**21.4**	25.3
€150m Floating Rate Subordinated Notes 2011 (d)	**149.5**	149.2
Stg£20m Subordinated Floating Rate Bonds 2091 (e)	**28.6**	31.8
Stg£50m Undated Subordinated Notes(f)	**71.3**	79.0
Other subordinated liabilities	**42.6**	45.6
	429.0	467.3
Repayable as follows:		
One year or less	**6.6**	3.0
Between one and two years	**6.7**	6.6
Between two and five years	**45.5**	46.8
Over five years	**370.2**	410.9
	429.0	467.3

All of the above issues have been issued by the Parent Bank and are unsecured and subordinated in the right of repayment to the ordinary creditors, including depositors of the Bank. The prior approval of the Irish Financial Services Regulatory Authority is required to redeem these issues prior to their final maturity date. There is no foreign exchange rate exposure as the proceeds of these issues are retained in their respective currencies.

(a) Interest on the US$15m Subordinated Notes 2009 is fixed at 9.05% per annum to 30 September 2004 and resets at the then current five year United States Treasury Note yield plus 2.75% per annum.

(b) Interest on the US$100m Subordinated Notes 2011 is fixed at 8.53% per annum until 28 September 2005 and resets at the then current five and a half year United States Treasury Note yield plus 3.5% per annum.

(c) The US$25m Floating Rate Subordinated Notes 2011 bear interest at six month LIBOR plus 1.5% per annum to 28 September 2005 and thereafter at six month LIBOR plus 2.5% per annum.

(d) The €150m Floating Rate Subordinated Notes 2011 bear interest at three month EURIBOR plus 1.7% per annum to 5 April 2006 and thereafter at three month EURIBOR plus 2.7.% per annum.

(e) By entering into a swap transaction the Group has covered its liabilities under the Stg£20m Subordinated Floating Rate Bonds 2091 from July 1991 to July 2091. As this swap represents a hedge against these bonds, it has been valued accordingly on an actuarial basis and is included in other assets (Note 19) at €28.6m (2002: €31.8m).

(f) Interest on the Stg£50m Undated Subordinated Notes is fixed at 9.875% per annum to 13 March 2006 and thereafter at the then current five year gross redemption yield on United Kingdom government security plus 2.9% per annum, reset every five years.

28 Perpetual capital securities

	The Group	
	2003 **€m**	2002 €m
Guaranteed Step-up Callable Perpetual Capital Securities	**284.0**	314.8
Guaranteed Tier One Non-Innovative Capital Securities	**361.0**	249.9
	645.0	564.7

On 28 June 2001 Anglo Irish Asset Finance plc ('issuer') issued Stg£200m 8.5325% Guaranteed Step-up Callable Perpetual Capital Securities ('securities') at par value which have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor').

The securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the issuer, subject to the prior approval of the Irish Financial Services Regulatory Authority and of the guarantor, at their principal amount together with any outstanding payments on 28 June 2011 or on any coupon payment date thereafter.

The securities bear interest at a rate of 8.5325% per annum to 28 June 2011 and thereafter at a rate of 4.55% per annum above the gross redemption yield on a specified United Kingdom government security, reset every five years. The interest is payable semi-annually in arrears on 28 June and 28 December.

On 23 July 2002 Anglo Irish Asset Finance plc issued Stg£160m 7.625% Tier One Non-Innovative Capital Securities ('TONICS') at an issue price of 99.362%. A further tranche of Stg£90m TONICS was issued on 21 March 2003 at an issue price of 106.378% plus accrued interest. These issues also have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc.

The TONICS are perpetual and have no maturity date. However, they are redeemable in whole but not in part at the option of the issuer, subject to the prior approval of the Irish Financial Services Regulatory Authority and of the guarantor, at their principal amount together with any outstanding payments on 23 July 2027 or on any coupon payment date thereafter.

Interest is payable annually in arrears on the TONICS at a rate of 7.625% per annum until 23 July 2027. Thereafter, the TONICS will bear interest at a rate 2.4% per annum above six month LIBOR, payable semi-annually in arrears.

The rights and claims of the holders of the securities and the TONICS are subordinated to the claims of the senior creditors of the issuer or of the guarantor (as the case may be) in that no payment in respect of the securities or the TONICS or the guarantees in respect of them shall be due and payable except to the extent that the issuer or the guarantor (as applicable) is solvent and could make such a payment and still be solvent immediately thereafter and the guarantor is in compliance with applicable regulatory capital adequacy requirements. Upon any winding up of the issuer or the guarantor, the holders of the securities and the TONICS will rank pari passu with the holders of preference shares issued by or guaranteed by the issuer or the guarantor and in priority to all other shareholders of the issuer and of the guarantor.

29 Equity and non-equity minority interests

	The Group	
	2003 **€m**	2002 €m
Equity interest in subsidiary undertaking	**0.7**	0.9
Non-equity interest in subsidiary undertaking:		
US$125m Series A Preference Shares	**103.8**	122.7
€160m Series B Preference Shares	**155.6**	155.6
	260.1	279.2

Anglo Irish Capital Funding Limited ('issuer') issued 5,000,000 Series A Floating Rate Non-Cumulative Guaranteed Non-Voting Preference Shares of US$25 each on 4 June 1997. On 24 March 1999 a further 6,400,000 Series B 7.75% Non-Cumulative Guaranteed Non-Voting Preference Shares of €25 each were issued which netted €155.6m after issue costs.

The holders of the US$ preference shares are entitled to receive a non-cumulative preferential dividend in four quarterly instalments in arrears on 4 March, 4 June, 4 September and 4 December in each year. The coupon rate is three month US Dollar LIBOR plus 2.5% per annum.

The holders of the Euro preference shares are entitled to receive a non-cumulative preferential dividend of 7.75% per annum in four quarterly instalments in arrears on 31 March, 30 June, 30 September and 31 December in each year.

The dividend entitlement on the preference shares is accrued on a daily basis and the total cost of €16.7m (2002: €18.4m) is included in minority interests in the profit and loss account (Note 5).

On a liquidation or winding up of Anglo Irish Capital Funding Limited the preference shareholders will be entitled to receive an amount equal to the amount paid up on each preference share unit out of the assets of that Company available for distribution to shareholders. The preference shareholders are not entitled to vote at any general meeting of that Company except in certain restricted circumstances.

Anglo Irish Bank Corporation plc ('guarantor') has guaranteed the holders of the preference shares with respect to their rights to dividends and on liquidation. This guarantee gives, as nearly as possible, the preference shareholders rights equivalent to those which the holders would be entitled to if they held preference shares in Anglo Irish Bank Corporation plc itself.

The preference shares are redeemable at par at the option of the issuer, subject to the prior consent of the guarantor and the Irish Financial Services Regulatory Authority, on any dividend date from 4 June 2002 in respect of the US$ preference shares and on any dividend date from 31 March 2004 in respect of the Euro preference shares.

30 Called up share capital

	2003 €m	2002 €m
Ordinary shares:		
Authorised	**121.6**	121.6
Allotted, called up and fully paid		
At beginning of year	**104.1**	97.9
Share placing	**–**	4.9
Scrip on final dividend	**0.2**	0.4
Scrip on interim dividend	**0.2**	0.1
Share options exercised	**1.3**	0.8
At end of year	**105.8**	104.1

The authorised share capital of the Company consists of 380,000,000 ordinary shares of €0.32 each.

During the year ended 30 September 2003 the allotted, called up and fully paid ordinary share capital was increased from 325,270,454 to 330,467,157 ordinary shares as follows:

In January 2003 646,734 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €6.77 instead of all or part of the cash element of their final dividend entitlement in respect of the year ended 30 September 2002.

In July 2003 583,219 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €7.23 instead of all or part of the cash element of their interim dividend entitlement in respect of the year ended 30 September 2003.

During the year 3,966,750 ordinary shares were issued to option holders on the exercise of options under the terms of the employee share option scheme at prices ranging from €0.83 to €2.36.

The Company operates a number of share incentive plans. The purpose of these plans is to motivate Group employees to contribute towards the creation of long term shareholder value. Before being adopted all of the share incentive plans were approved by shareholders and complied with the guidelines operated by the Irish Association of Investment Managers. Further details are given below:

Employee Share Option Scheme

On 15 January 1999 the shareholders approved the establishment of the employee share option scheme which replaced the scheme originally approved by shareholders in 1988.

Under the terms of the scheme all qualifying employees may be invited to participate in the scheme at the discretion of the Directors. Options are granted at the middle market price on the day on which the shares were dealt in immediately preceding the date of the invitation. During the continuance of the scheme each participant is limited to a maximum entitlement of scheme shares equivalent to an aggregate value of four times that employee's annual emoluments. Basic tier options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant, or at such earlier time as approved by the Directors. Second tier options may not be transferred or assigned and may be exercised only between the fifth and tenth anniversaries of their grant, or at such earlier time as approved by the Directors.

30 Called up share capital (continued)

In the ten year period from 15 January 1999 the maximum number of basic and second tier options granted under the scheme may not exceed 10% of the issued ordinary share capital of the Company from time to time. Both the basic and second tier options which may be granted are each restricted to 5% of the issued ordinary share capital of the Company from time to time.

The exercise of basic tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least 5% compound per annum more than the increase in the consumer price index. The exercise of second tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least 10% compound per annum more than the increase in the consumer price index and the Company's shares must also rank in the top quartile of companies as regards growth in earnings per share on the Irish Stock Exchange.

At 30 September 2003 options were outstanding over 6,176,496 (2002: 9,883,246) ordinary shares at prices ranging from €1.09 to €6.70 per share. These options may be exercised at various dates up to February 2013. During the year options over 260,000 shares were granted.

SAYE Scheme

On 14 January 2000 the shareholders approved the establishment of the Anglo Irish Bank SAYE Scheme. This scheme has an Irish and UK version in order to conform with relevant revenue legislation in both jurisdictions.

The Irish version permits eligible employees to enter into a savings contract with the Company for a three, five or seven year period to save a maximum of €317 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. At 30 September 2003 options were outstanding over 2,150,947 (2002: 1,926,622) ordinary shares at option prices ranging from €1.79 to €5.07, which represented a 25% discount to the market price on the date that employees were invited to enter into these contracts. These options are exercisable, provided the participants' savings contracts are completed, at various dates between October 2003 and July 2010.

A variation of the Anglo Irish Bank SAYE Scheme was introduced for all UK staff of the Group in 2001. This scheme permits eligible employees to enter into a savings contract with an outside financial institution for a three, five or seven year period to save a maximum of Stg£250 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. At 30 September 2003 options were outstanding over 487,007 (2002: 467,161) ordinary shares at option prices ranging from Stg£2.10 to Stg£4.53, which represented a 20% discount to the average market price over the week preceding the date that employees were invited to enter into these contracts. These options are exercisable at various dates between September 2004 and March 2011.

In accordance with the exemption for SAYE schemes permitted by the Accounting Standards Board's UITF 17 the discount to the market price is not expensed to the profit and loss account.

ESOP

On 14 January 2000 the shareholders also approved the establishment of the Anglo Irish Bank Employee Share Ownership Plan ('ESOP'). The plan's trustee may purchase ordinary shares of the Company in the open market. Eligible employees may be granted options to acquire shares held by the trustee on similar terms and exercise conditions as those applicable to basic tier options under the employee share option scheme. In September 2000 options were granted over 725,754 ordinary shares at €2.40 by the trustee. These options were exercisable at various dates between September 2003 and September 2010. Options over 364,550 shares were exercised in September 2003 and options over 361,204 shares are outstanding at 30 September 2003.

The total number of ordinary shares which may be the subject of ESOP options may not, when aggregated with the ordinary shares the subject of options granted under the SAYE Scheme, exceed 5% of the issued ordinary share capital of the Company from time to time.

31 Share premium account

	2003 €m	2002 €m
At beginning of year	**148.9**	89.5
Premium on share placing	**–**	58.4
Final scrip dividend	**(0.2)**	(0.4)
Interim scrip dividend	**(0.2)**	(0.1)
Premium on share options exercised	**6.2**	1.5
At end of year	**154.7**	148.9

32 Other reserves

	The Group		The Company	
	2003 €m	2002 €m	2003 €m	2002 €m
Non-distributable capital reserve	**1.3**	1.3	**1.3**	1.3
Exchange translation reserve	**(0.4)**	(0.4)	**–**	–
	0.9	0.9	**1.3**	1.3

33 Profit and loss account

	The Company €m	Subsidiary undertakings €m	The Group €m
At 1 October 2002	**243.3**	**212.4**	**455.7**
Retained for the year	**156.8**	**34.9**	**191.7**
Scrip dividend write-back	**8.6**	**–**	**8.6**
At 30 September 2003	**408.7**	**247.3**	**656.0**

34 Memorandum items

	The Group		The Company	
	2003 €m	2002 €m	2003 €m	2002 €m
Contingent liabilities:				
Guarantees and irrevocable letters of credit	**646.9**	575.9	**624.9**	556.5
Performance bonds, VAT guarantees and other				
Transaction related contingencies	**117.7**	79.6	**117.6**	79.6
	764.6	655.5	**742.5**	636.1
Commitments:				
Credit lines and other commitments to lend:				
Less than one year	**3,032.0**	2,525.8	**2,426.0**	2,515.9
One year and over	**5.0**	5.0	**5.0**	5.0
	3,037.0	2,530.8	**2,431.0**	2,520.9

Other contingencies:
The Parent Company has given guarantees in respect of the liabilities of certain of its subsidiaries.

35 Notes to the cash flow statement

	2003 €m	2002 €m
(i) Cash flows		
Returns on investment and servicing of finance		
Interest paid on subordinated liabilities	**(30.1)**	(35.0)
Interest paid on perpetual capital securities	**(45.2)**	(27.1)
Interest received on debt securities and other fixed income securities	**42.4**	39.7
Preference dividends paid to minority interests	**(16.8)**	(21.7)
Share of profits paid to minority interests	**(0.2)**	–
	(49.9)	(44.1)
Capital expenditure and financial investment		
Net sales/(purchases) of debt securities	**92.7**	(506.8)
Purchase of tangible fixed assets	**(13.7)**	(7.9)
Purchase of own shares	**(1.0)**	(0.8)
Purchase of equity shares	**(2.1)**	(1.1)
Proceeds of ESOP exercises	**0.9**	–
Proceeds of tangible fixed asset disposals	**0.6**	0.6
	77.4	(516.0)
Acquisitions and disposals		
Purchase of Ernst & Young Trust Company Limited	**(15.4)**	–
Financing		
Proceeds of perpetual capital securities issues	**135.7**	249.9
Proceeds of equity share issues	**7.5**	65.6
Capital introduced by minority interest	**–**	0.5
Proceeds of subordinated bond issues	**–**	5.6
Redemption of subordinated bonds	**(3.0)**	(0.9)
	140.2	320.7
(ii) Analysis of subordinated liabilities		
At beginning of year	**467.3**	476.6
New issues of subordinated bonds	**–**	5.6
Redemption of subordinated bonds	**(3.0)**	(0.9)
Exchange and other movements	**(35.3)**	(14.0)
At end of year	**429.0**	467.3
(iii) Analysis of perpetual capital securities		
At beginning of year	**564.7**	318.3
New issues of perpetual capital securities	**135.7**	249.9
Exchange and other movements	**(55.4)**	(3.5)
At end of year	**645.0**	564.7
(iv) Analysis of cash movements		
At end of year		
Loans and advances to banks repayable on demand	**2,135.3**	918.2
At beginning of year		
Loans and advances to banks repayable on demand	**(918.2)**	(1,334.9)
Increase/(decrease) in cash	**1,217.1**	(416.7)

36 Prior year adjustment

The Group adopted Financial Reporting Standard 19 ('FRS 19') on deferred tax when preparing its accounts for the year ended 30 September 2002. The change in accounting policy arising from the adoption of FRS 19 gave rise to a net credit to shareholders' funds of €18.3m at 1 October 2001. This was principally due to the recognition in full of a deferred tax asset on the general provision for bad and doubtful debts.

37 Acquisition

In November 2002 the Group acquired Ernst & Young Trust Company Limited, an Isle of Man based company specialising in providing trust management and company administration services. Its balance sheet at acquisition and the consideration payable was as follows:

	€m
Debtors and work in progress	**2.2**
Tangible fixed assets	**0.4**
Cash at bank	**0.5**
Creditors and accruals	**(1.5)**
Net assets acquired	**1.6**
Cash consideration paid	**(15.4)**
Deferred acquisition consideration	**(5.7)**
Goodwill arising on acquisition (Note 17)	**(19.5)**

No fair value adjustments were made at acquisition. Ernst & Young Trust Company Limited recorded a profit after taxation of €1.7m in the ten month period to 31 October 2002 and a profit after taxation of €1.8m in the year to 31 December 2001. The name of the Company was changed to Anglo Irish Trust Company Limited. The former shareholders of Ernst & Young Trust Company Limited are independent of the Irish practice of Ernst & Young, who act as the Group's Auditors.

38 Pensions

The Group operates three defined benefit non-contributory pension schemes in Ireland. The assets of these schemes are held in separate trustee administered funds. These schemes have been closed to new members since January 1994. New Irish employees after that date join a funded scheme on a defined contribution basis. There are also funded defined contribution pension plans covering eligible Group employees in other locations as well as an unfunded defined contribution pension plan in relation to the Group's Austrian employees (Note 26).

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice 24 – 'Accounting for Pension Costs' ('SSAP 24'). A new accounting standard on pensions was issued in November 2000 Financial Reporting Standard 17 ('FRS 17') and amended in November 2002. It requires additional transitional disclosures on a phased basis in respect of defined benefit pension schemes.

SSAP 24 pension disclosures

The total pension costs for the Group for the year were €7.7m (2002: €6.0m) of which €3.5m (2002: €2.2m) represents the costs of defined benefit schemes and €4.2m (2002: €3.8m) relates to defined contribution pension plans.

The pension costs relating to all defined benefit pension schemes have been assessed in accordance with the advice of an independent qualified actuary. Full formal actuarial valuations are carried out triennially. The last such valuations were carried out as at 1 October 2002 using the attained age method. The actuarial valuations are only available for inspection by members of the schemes. The principal actuarial assumptions adopted in these valuations were that the investment returns would be 2% higher than the annual salary increases and 3% higher than the annual pension increases.

At 1 October 2002 the market value of the schemes' assets was €51.0m and this represented 99.2% of the schemes' liabilities at that date. The employer's contribution rate over the average remaining service life of the members of the schemes takes account of the current actuarial funding level. The contributions paid to the defined benefit schemes during the year were €12.4m. There were €26.5m (2002: €17.6m) of prepaid contributions in respect of these schemes at the year end included in prepayments and accrued income.

38 Pensions (continued)

FRS 17 pension disclosures

For the purposes of the FRS 17 disclosures the latest full actuarial valuations have been updated by a qualified independent actuary using the projected unit method mandated by FRS 17. Using this method the current service cost will increase as the members of closed schemes approach retirement. The major assumptions used by the actuary at the financial year end were as follows:

	2003 %	2002 %	2001 %
Discount rate for liabilities of the schemes	**5.25**	5.50	6.00
Rate of increase in salaries	**4.00**	4.00	4.00
Rate of increase in pensions	**2.25 to 3.00**	2.25 to 3.00	2.25 to 3.00
Inflation rate	**2.25**	2.25	2.25

The assets in the schemes and the expected long term rates of return at 30 September were:

	Expected return 2003 %	**Market value of assets 2003 €m**	Expected return 2002 %	Market value of assets 2002 €m	Expected return 2001 %	Market value of assets 2001 €m
Equities	**7.75**	**31.0**	8.00	24.9	8.50	27.9
Bonds	**4.75**	**6.7**	4.75	8.1	5.50	8.2
Property	**6.25**	**3.1**	6.50	2.9	7.50	2.6
Cash	**3.50**	**24.6**	3.50	15.1	3.50	2.0
Total		**65.4**		51.0		40.7

The following amounts at 30 September were measured in accordance with the requirements of FRS 17:

	2003 €m	2002 €m	2001 €m
Total market value of schemes' assets	**65.4**	51.0	40.7
Present value of schemes' liabilities	**(67.3)**	(53.0)	(46.7)
Deficit in the schemes	**(1.9)**	(2.0)	(6.0)
Related deferred tax credit	**0.2**	0.3	0.8
Net pension liability	**(1.7)**	(1.7)	(5.2)

If FRS 17 had been implemented at the year end the effect on the Group's financial statements would have been as follows:

Analysis of the amount that would have been charged to operating profit

	2003 €m	2002 €m
Current service cost	**2.3**	1.9
Past service cost	**0.1**	–
Total operating cost	**2.4**	1.9
Expected return on assets of pension schemes	**(3.1)**	(3.3)
Interest on liabilities of pension schemes	**2.9**	2.8
Finance credit	**(0.2)**	(0.5)
Net charge before tax	**2.2**	1.4

38 Pensions (continued)

Amount that would have been recognised in the statement of total recognised gains and losses

	2003 €m	2002 €m
Actual return less expected return on assets of the pension schemes	**(0.3)**	(6.2)
Experience losses less gains on liabilities of the pension schemes	**(6.5)**	(3.0)
Change in assumptions underlying the present value of schemes' liabilities	**(3.3)**	(0.1)
Actuarial loss in the statement of total recognised gains and loss	**(10.1)**	(9.3)

Movement in deficit during the year

	2003 €m	2002 €m
Deficit at beginning of year	**(2.0)**	(6.0)
Current service cost	**(2.3)**	(1.9)
Past service cost	**(0.1)**	–
Expected return on assets of pension schemes	**3.1**	3.3
Interest on liabilities of pension schemes	**(2.9)**	(2.8)
Contributions paid	**12.4**	14.7
Actuarial loss during year	**(10.1)**	(9.3)
Deficit at end of year	**(1.9)**	(2.0)

Net assets

	2003 €m	2002 €m
Net assets in consolidated accounts	**917.4**	709.6
Less: pension asset on SSAP 24 basis	**(26.5)**	(17.6)
pension liability on FRS 17 basis	**(1.7)**	(1.7)
Net assets on FRS 17 basis	**889.2**	690.3

Profit and loss account

	2003 €m	2002 €m
Profit and loss account in consolidated accounts	**656.0**	455.7
Less: pension asset on SSAP 24 basis	**(26.5)**	(17.6)
pension liability on FRS 17 basis	**(1.7)**	(1.7)
Profit and loss account on FRS 17 basis	**627.8**	436.4

History of experience gains and losses

	2003 €m	2002 €m
Difference between actual and expected return on assets	**(0.3)**	(6.2)
Represents 0.5% (2002: 12.2%) of scheme assets at year end		
Experience gains and losses on liabilities	**(6.5)**	(3.0)
Represents 9.7% (2002: 5.7%) of scheme liabilities at year end		
Total amount recognised in statement of total recognised gains and loss	**(10.1)**	(9.3)
Represents 15.0% (2002: 17.5%) of scheme liabilities at year end		

39 Related party transactions

Subsidiary undertakings

Details of the principal subsidiary undertakings are shown in Note 16. In accordance with Financial Reporting Standard 8 – 'Related Party Disclosures' ('FRS 8'), transactions or balances between Group entities that have been eliminated on consolidation are not reported.

Pension funds

The Group provides normal investment fund management services to one of the pension funds operated by the Group for the benefit of its employees. This pension fund was charged €0.1m for these services during the year. Group pension funds held deposits with the Group of €11.3m at 30 September 2003.

Directors

Details of transactions with Directors requiring disclosure under FRS 8 are included in the report of the Remuneration Committee in Note 46.

40 Segmental analysis

The Group's income and assets are principally attributable to banking activities. The analysis of gross income, profit before taxation, loans and advances to customers and assets by geographic location is as follows:

	2003			
	Republic of Ireland €m	**UK & IOM €m**	**Rest of the World €m**	**Group €m**
Gross income:				
Interest receivable	**571.4**	**452.2**	**37.0**	**1,060.6**
Fees and commissions receivable	**75.9**	**52.3**	**24.1**	**152.3**
Dealing profits	**6.4**	**–**	**–**	**6.4**
Other operating income	**3.5**	**7.7**	**–**	**11.2**
Total gross income	**657.2**	**512.2**	**61.1**	**1,230.5**
Profit on ordinary activities before taxation	**200.5**	**135.1**	**10.9**	**346.5**
Net assets	**531.7**	**307.9**	**77.8**	**917.4**
Loans and advances to customers	**11,327.5**	**5,837.9**	**103.1**	**17,268.5**
Gross assets	**15,418.7**	**9,157.5**	**950.1**	**25,526.3**

	2002			
	Republic of Ireland €m	UK & IOM €m	Rest of the World €m	Group €m
Gross income:				
Interest receivable	528.3	425.5	36.3	990.1
Fees and commissions receivable	60.6	35.0	27.7	123.3
Dealing profits	3.5	–	–	3.5
Other operating income	3.7	5.7	–	9.4
Total gross income	596.1	466.2	64.0	1,126.3
Profit on ordinary activities before taxation	139.3	107.4	14.6	261.3
Net assets	417.1	223.2	69.3	709.6
Loans and advances to customers	8,542.2	4,705.6	108.7	13,356.5
Gross assets	11,854.0	6,632.8	931.0	19,417.8

The analysis by geographic segment is based on the location of the office recording the transaction. The loans and advances to customers for the Republic of Ireland include €1,189.6m (2002: €836.2m) made in Boston, Massachusetts. Income on capital is included in the geographical results and reflects allocations from a Group capital pool rather than representing underlying income on capital within individual operations.

41 Risk management and control

The Board of Directors approves policies with respect to credit risk, market risk and liquidity risk and delegates its monitoring and control responsibilities to the Main Credit Committee for credit matters and the Group Asset and Liability Committee for market risk and liquidity issues. The Board of Directors also approves policy in respect of operational risk management and delegates its monitoring and control responsibilities to the Executive Management Board. The members of these Committees and the Executive Management Board are senior management from throughout the Group.

There is a Board Risk Committee in place which currently comprises three Non-executive Directors and two Executive Directors. Its main role is to oversee risk management and to review, on behalf of the Board of Directors, the key risks inherent in the business and the system of control necessary to manage such risks and to report their findings to the Board of Directors.

Group Risk Management, Group Financial Control and Group Internal Audit are central control functions, independent of line management, whose roles include monitoring the Group's activities to ensure compliance with financial and operating controls. The general scheme of risk, financial and operational control is designed to safeguard the Group's assets while allowing sufficient operational freedom to earn a satisfactory return for shareholders.

Credit risk

The Group's policy on banking and treasury credit risk is set out in a detailed credit policy manual which has been approved by the Board of Directors and the Main Credit Committee. The policy manual, which is regularly updated, is provided to all relevant staff and forms the core of our credit risk ethos. Strict parameters for all types of credit exposure are set down and all applications for credit are assessed within these parameters. The risk asset grading system allows the Group to balance the level of risk on any transaction with the return generated by the transaction.

The Group operates a tiered system of discretions which ensures that all credit exposures are authorised at an appropriately senior level. The Main Credit Committee, which is the most important forum for approving credit exposures, includes Executive Directors and senior management. All credit Committees must come to a consensus before authorising a credit exposure and each credit must be signed by a valid quorum. Additionally, a Non-executive Director must countersign all exposures over a certain threshold.

Credit risk on all treasury clients and interbank facilities is regularly assessed. All such treasury lines must be formally reviewed by the Main Credit Committee at least once a year.

All lending exposures are monitored on an ongoing basis with an Executive Director regularly meeting each individual lender and examining their loan portfolio in detail. This ensures that potential problems are identified promptly and appropriate remedial action taken.

An independent Group Risk Management function monitors credit risk on a portfolio-wide basis and, in particular, looks at the entire Group's exposure to geographic and industrial sectors. Sectoral limits are in place. When considered prudent further restrictions on sectoral exposures are imposed.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of shareholder value and the achievement of the Group's corporate objectives.

The Group's exposure to market risk is governed by policies prepared by Group Risk Management and Group Treasury and approved by the Board of Directors. These policies set out the nature of risk which may be taken, the types of financial instruments which may be used to increase or reduce risk and the way in which risk is controlled. In line with these policies the Group Asset and Liability Committee reviews all risk limits, which are also sent to the Board of Directors for approval.

Exposure to market risk is permitted only in specifically designated business units and is centrally managed by Group Treasury in Dublin. In other units market risk is eliminated by way of appropriate hedging arrangements with Group Treasury.

Market risk throughout the Group is measured and monitored by the Group Risk Management team, operating independently of the risk-taking units.

41 Risk management and control (continued)

Non-trading book

The Group's non-trading book consists of personal and corporate deposits and the lending portfolio, as well as Group Treasury's interbank cash books and investment portfolio. In the non-trading areas interest rate risk arises primarily from the Group's core banking business. This exposure is centrally managed by Group Treasury in Dublin using interest rate swaps and other conventional hedging instruments.

The Group's non-trading book exposure is analysed by its maturity profile in each currency. Limits by currency and maturity are reviewed by the Group Asset and Liability Committee and formally approved by the Board of Directors. These limits are then subject to independent monitoring by the Group Risk Management team.

Trading book – foreign exchange risk

Traded foreign exchange risk is confined to Group Treasury and arises from the Group's lending and funding activities, corporate and interbank foreign exchange business and from proprietary trading. It is monitored independently by Group Risk Management by way of open position limits and stoploss limits on an intraday, daily, monthly and annual basis.

Trading book – interest rate risk

The interest rate trading book consists of Group Treasury's mark to market interest rate book. The trading book consists of interest rate swaps, currency swaps, interest rate futures, forward rate agreements and options. The risks arising from these items are monitored through a combination of position and loss constraints. These limits are reviewed by the Group Asset and Liability Committee, formally approved by the Board of Directors and monitored daily by Group Risk Management.

Structural foreign exchange risk

Structural foreign exchange risk represents the currency risk arising from the translation of the Group's net investments in operations whose functional currency is not denominated in Euro. It is Group policy to eliminate this risk by matching all material foreign currency investments in such operations with liabilities in the same currency. The Group's structural foreign exchange exposures at 30 September 2003 were as follows:

Functional currency of operation	Net investment €m	Liabilities in functional currency for hedging purposes €m	Remaining structural currency exposure €m
Sterling	515.2	(515.2)	–
US Dollars	5.1	(5.1)	–
Swiss Francs	72.1	(72.1)	–
	592.4	(592.4)	–

Liquidity risk

It is Group policy to ensure that resources are at all times available to meet the Group's obligations arising from the withdrawal of customer deposits or interbank lines, the drawdown of customer facilities and asset expansion. The development and implementation of this policy is the responsibility of the Group Asset and Liability Committee. Group Treasury look after the day to day management of liquidity and this is monitored by Group Risk Management.

Limits on potential cash flow mismatches over defined time horizons are the principal means of liquidity control. The cash flow mismatch methodology involves estimating the net volume of funds which must be refinanced in particular time periods, taking account of the value of assets which could be liquidated during these periods. Limits are placed on the net mismatch in specified time periods out to six months.

Operational risk

Operational risk represents the risk that deficiencies in information systems or internal controls could result in unexpected losses. The risk is associated with human error, systems failure, and inadequate controls and procedures. The Group's exposure to operational risk is governed by policy approved by the Board of Directors. The policy specifies that the Group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group, and is designed to safeguard the Group's assets while allowing sufficient operational freedom to earn a satisfactory return to shareholders.

The Group manages operational risk under an overall strategy which is implemented by accountable executives. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. Where appropriate this strategy is further supported by risk transfer mechanisms such as insurance.

Derivatives

A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such they are an indispensable element of treasury management, both for the Group and for many of its corporate customers. Further details are disclosed in Note 43. The accounting policy on derivatives is set out on page 25.

It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason it is Group policy to place clear boundaries on the nature and extent of its participation in derivatives markets and to apply the industry regulatory standards to all aspects of its derivatives activities.

The Group's derivatives activities are governed by policies approved by the Board of Directors. These policies relate to the management of the various types of risk associated with derivatives, including market risk, liquidity risk and credit risk.

42 Interest rate repricing

	30 September 2003						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – Euro Non-trading book							
Assets							
Loans and advances to banks	2,941	175	14	11	–	–	3,141
Loans and advances to customers	7,219	49	131	811	367	–	8,577
Debt securities	577	32	73	94	81	–	857
Other assets	–	–	–	–	–	444	444
Total assets	10,737	256	218	916	448	444	13,019
Liabilities							
Deposits by banks	(1,557)	(75)	–	(60)	–	–	(1,692)
Customer accounts	(6,373)	(417)	(290)	(608)	(42)	–	(7,730)
Debt securities in issue	(2,856)	(43)	(81)	–	–	–	(2,980)
Other liabilities	–	–	–	–	–	(659)	(659)
Capital resources	(156)	–	–	(35)	(157)	(917)	(1,265)
Total liabilities	(10,942)	(535)	(371)	(703)	(199)	(1,576)	(14,326)
Net amounts due from/(to) Group units	1,413	–	(8)	(98)	–	–	1,307
Off balance sheet items	(1,027)	(729)	654	1,012	90	–	–
Interest rate repricing gap	181	(1,008)	493	1,127	339	(1,132)	–
Cumulative interest rate repricing gap	181	(827)	(334)	793	1,132	–	–

42 Interest rate repricing (continued)

	30 September 2002						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – Euro Non-trading book							
Assets							
Loans and advances to banks	1,585	69	4	15	–	–	1,673
Loans and advances to customers	4,961	92	153	805	403	–	6,414
Debt securities	22	377	49	216	164	–	828
Other assets	–	–	–	–	–	66	66
Total assets	6,568	538	206	1,036	567	66	8,981
Liabilities							
Deposits by banks	(969)	–	–	(63)	–	–	(1,032)
Customer accounts	(4,248)	(559)	(424)	(750)	(9)	–	(5,990)
Debt securities in issue	(749)	(15)	(1)	–	–	–	(765)
Other liabilities	–	–	–	–	–	(225)	(225)
Capital resources	(149)	–	(3)	(33)	(165)	(710)	(1,060)
Total liabilities	(6,115)	(574)	(428)	(846)	(174)	(935)	(9,072)
Net amounts due from/(to) Group units	98	–	1	(8)	–	–	91
Off balance sheet items	343	(398)	(649)	553	151	–	–
Interest rate repricing gap	894	(434)	(870)	735	544	(869)	–
Cumulative interest rate repricing gap	894	460	(410)	325	869	–	–

42 Interest rate repricing (continued)

	30 September 2003						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – Stg£ Non-trading book							
Assets							
Loans and advances to banks	1,254	–	–	–	–	–	1,254
Loans and advances to customers	5,923	235	97	723	250	–	7,228
Securitised assets	456	138	4	182	28	–	808
Less: non returnable proceeds	(777)	–	–	–	–	–	(777)
	(321)	138	4	182	28	–	31
Debt securities	84	76	–	7	4	–	171
Other assets	–	29	–	–	–	280	309
Total assets	6,940	478	101	912	282	280	8,993
Liabilities							
Deposits by banks	(824)	–	–	–	–	–	(824)
Customer accounts	(5,064)	(152)	(125)	(36)	(1)	–	(5,378)
Debt securities in issue	(734)	(7)	(97)	–	–	–	(838)
Other liabilities	–	–	–	–	–	(163)	(163)
Capital resources	–	(29)	–	(71)	(645)	(1)	(746)
Total liabilities	(6,622)	(188)	(222)	(107)	(646)	(164)	(7,949)
Net amounts due from/(to) Group units	(1,130)	–	8	78	–	–	(1,044)
Off balance sheet items	300	(363)	(16)	(96)	175	–	–
Interest rate repricing gap	(512)	(73)	(129)	787	(189)	116	–
Cumulative interest rate repricing gap	(512)	(585)	(714)	73	(116)	–	–

42 Interest rate repricing (continued)

	30 September 2002						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – Stg£ Non-trading book							
Assets							
Loans and advances to banks	1,049	–	–	–	–	–	1,049
Loans and advances to customers	4,769	83	112	603	208	–	5,775
Securitised assets	680	26	2	202	30	–	940
Less: non returnable proceeds	(903)	–	–	–	–	–	(903)
	(223)	26	2	202	30	–	37
Debt securities	–	40	–	38	16	–	94
Other assets	–	32	–	–	–	175	207
Total assets	5,595	181	114	843	254	175	7,162
Liabilities							
Deposits by banks	(1,084)	–	–	–	–	–	(1,084)
Customer accounts	(4,220)	(166)	(91)	(41)	–	–	(4,518)
Debt securities in issue	(662)	(48)	–	–	–	–	(710)
Other liabilities	–	–	–	–	–	(148)	(148)
Capital resources	–	(32)	–	(79)	(565)	–	(676)
Total liabilities	(5,966)	(246)	(91)	(120)	(565)	(148)	(7,136)
Net amounts due from/(to) Group units	(33)	–	–	7	–	–	(26)
Off balance sheet items	105	(59)	(62)	(155)	171	–	–
Interest rate repricing gap	(299)	(124)	(39)	575	(140)	27	–
Cumulative interest rate repricing gap	(299)	(423)	(462)	113	(27)	–	–

42 Interest rate repricing (continued)

	30 September 2003						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – US$ Non-trading book							
Assets							
Loans and advances to banks	1,089	100	58	15	–	–	1,262
Loans and advances to customers	917	9	132	196	172	–	1,426
Debt securities	182	34	7	78	8	–	309
Other assets	–	–	–	–	–	59	59
Total assets	2,188	143	197	289	180	59	3,056
Liabilities							
Deposits by banks	(677)	(13)	–	–	–	–	(690)
Customer accounts	(1,326)	(25)	(27)	–	–	–	(1,378)
Debt securities in issue	(480)	–	–	–	–	–	(480)
Other liabilities	–	–	–	–	–	(15)	(15)
Capital resources	(102)	(22)	(13)	(103)	–	–	(240)
Total liabilities	(2,585)	(60)	(40)	(103)	–	(15)	(2,803)
Net amounts due from/(to) Group units	(271)	–	–	18	–	–	(253)
Off balance sheet items	115	4	68	(29)	(158)	–	–
Interest rate repricing gap	(553)	87	225	175	22	44	–
Cumulative interest rate repricing gap	(553)	(466)	(241)	(66)	(44)	–	–

	30 September 2002						
	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non interest bearing €m	Total €m
Interest rate repricing – US$ Non-trading book							
Assets							
Loans and advances to banks	804	124	70	16	–	–	1,014
Loans and advances to customers	654	45	56	152	235	–	1,142
Debt securities	24	293	12	120	9	–	458
Other assets	–	–	–	–	–	150	150
Total assets	1,482	462	138	288	244	150	2,764
Liabilities							
Deposits by banks	(933)	(12)	(7)	–	–	–	(952)
Customer accounts	(1,191)	(29)	(18)	–	–	–	(1,238)
Debt securities in issue	(177)	–	(20)	–	–	–	(197)
Other liabilities	–	–	–	–	–	(68)	(68)
Capital resources	(123)	(25)	–	(137)	–	–	(285)
Total liabilities	(2,424)	(66)	(45)	(137)	–	(68)	(2,740)
Net amounts due from/(to) Group units	(24)	–	–	–	–	–	(24)
Off balance sheet items	323	32	(99)	(31)	(225)	–	–
Interest rate repricing gap	(643)	428	(6)	120	19	82	–
Cumulative interest rate repricing gap	(643)	(215)	(221)	(101)	(82)	–	–

43 Derivative transactions

In the normal course of business the Group is party to various types of financial instruments used to generate incremental income, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest and exchange rates and equity prices. These financial instruments involve to varying degrees exposure to loss in the event of a default by a counterparty ('credit risk') and exposure to future changes in interest and exchange rates and equity prices ('market risk').

Details of the objectives, policies and strategies arising from the Group's use of financial instruments, including derivative financial instruments, are presented in Note 41 on risk management and control.

In respect of interest and exchange rate and equity contracts, underlying principal amounts are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Replacement cost provides a better indication of the credit risk exposures facing a bank. Replacement cost is the gross cost of replacing all contracts with external parties that have a positive fair value, without giving effect to offsetting positions with the same counterparty. The underlying principal amounts and replacement cost, by residual maturity, of the Group's over the counter and other non-exchange traded derivatives at 30 September 2003 were as follows:

	30 September 2003				30 September 2002
	Within one year €m	**One to five years €m**	**Over five years €m**	**Total €m**	Total €m
Underlying principal amounts					
Exchange rate contracts	**14,097.7**	**866.0**	**2.0**	**14,965.7**	6,571.3
Interest rate contracts	**5,832.6**	**17,655.1**	**7,592.0**	**31,079.7**	21,324.4
Equity contracts	**13.6**	**63.6**	**27.9**	**105.1**	71.6
Replacement cost					
Exchange rate contracts	**101.2**	**12.7**	**–**	**113.9**	68.8
Interest rate contracts	**39.8**	**176.2**	**143.7**	**359.7**	346.1
Equity contracts	**1.3**	**14.4**	**4.4**	**20.1**	5.8

The replacement cost of the Group's over the counter and other non-exchange traded derivatives as at 30 September 2003 analysed into financial and non-financial counterparties for exchange rate, interest rate and equity contracts were as follows:

	30 September 2003			30 September 2002
	Financial €m	**Non-financial €m**	**Total €m**	Total €m
Exchange rate contracts	**81.2**	**32.7**	**113.9**	68.8
Interest rate contracts	**297.4**	**62.3**	**359.7**	346.1
Equity contracts	**20.1**	**–**	**20.1**	5.8
	398.7	**95.0**	**493.7**	420.7

43 Derivative transactions (continued)

The Group maintains trading positions in derivatives. Most of these positions are as a result of activity generated by corporate customers while others represent trading decisions of the Group's derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts and fair value by class of instrument utilised in the trading activities of the Group at 30 September 2003.

	30 September 2003	
Trading book	**Underlying principal amount €m**	**Fair value €m**
Interest rate contracts		
Interest rate swaps	13,207.1	
in a favourable position		205.1
in an unfavourable position		(217.1)
Forward rate agreements	945.4	
in a favourable position		0.6
in an unfavourable position		(0.4)
Interest rate futures	2,809.3	
in a favourable position		0.5
in an unfavourable position		(2.4)
Interest rate caps, floors and options held	2,116.2	
in a favourable position		17.9
in an unfavourable position		-
Interest rate caps, floors and options written	2,151.0	
in a favourable position		-
in an unfavourable position		(18.0)
Exchange traded options held	336.2	
in a favourable position		-
in an unfavourable position		-
Exchange traded options written	479.4	
in a favourable position		-
in an unfavourable position		-
Foreign exchange contracts		
Forward foreign exchange	10,133.2	
in a favourable position		205.6
in an unfavourable position		(178.4)
Foreign exchange options	1,773.0	
in a favourable position		10.2
in an unfavourable position		(9.2)
Currency swaps	2.0	
in a favourable position		-
in an unfavourable position		(0.3)

43 Derivative transactions (continued)

The following table represents the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the Group at 30 September 2003.

Trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps-receive fixed			
I year or less	**894.0**	**0.4**	**8.5**
I to 5 years	**3,716.8**	**2.5**	**89.7**
5 to 10 years	**1,563.9**	**7.5**	**73.4**
Over 10 years	**354.8**	**13.1**	**13.1**
Interest rate swaps-pay fixed			
I year or less	**1,136.5**	**0.4**	**(17.6)**
I to 5 years	**3,601.0**	**2.5**	**(97.2)**
5 to 10 years	**1,559.6**	**7.4**	**(70.8)**
Over 10 years	**274.0**	**12.8**	**(10.5)**
Interest rate swaps-pay and receive floating			
I year or less	**–**	**–**	**–**
I to 5 years	**81.5**	**3.0**	**(0.1)**
5 to 10 years	**25.0**	**9.0**	**(0.5)**
Over 10 years	**–**	**–**	**–**
Forward rate agreements-loans			
I year or less	**315.8**	**0.9**	**0.4**
I to 5 years	**193.2**	**1.4**	**0.1**
Forward rate agreements-deposits			
I year or less	**329.1**	**0.9**	**(0.2)**
I to 5 years	**107.3**	**1.5**	**(0.1)**
Interest rate futures			
I year or less	**1,696.2**	**0.8**	**(0.4)**
I to 5 years	**1,096.6**	**1.7**	**(1.1)**
5 to 10 years	**16.5**	**8.8**	**(0.4)**
Interest rate caps, floors and options held			
I year or less	**64.3**	**0.8**	**1.3**
I to 5 years	**1,725.8**	**3.9**	**13.2**
5 to 10 years	**266.1**	**6.8**	**3.2**
Over 10 years	**60.0**	**10.1**	**0.2**
Interest rate caps, floors and options written			
I year or less	**65.8**	**0.8**	**(1.3)**
I to 5 years	**1,759.1**	**3.9**	**(13.3)**
5 to 10 years	**266.1**	**6.8**	**(3.2)**
Over 10 years	**60.0**	**10.1**	**(0.2)**
Exchange traded options held			
I year or less	**314.8**	**0.6**	**–**
I to 5 years	**–**	**–**	**–**
5 to 10 years	**21.4**	**6.9**	**–**
Exchange traded options written			
I year or less	**457.9**	**0.6**	**–**
I to 5 years	**–**	**–**	**–**
5 to 10 years	**21.5**	**6.9**	**–**
Foreign exchange contracts			
Forward foreign exchange			
I year or less	**9,554.0**	**0.1**	**23.7**
I to 5 years	**579.2**	**1.5**	**3.5**
Foreign exchange options			
I year or less	**1,757.7**	**0.3**	**1.0**
I to 5 years	**15.3**	**1.2**	**–**
Currency swaps			
I year or less	**–**	**–**	**–**
I to 5 years	**–**	**–**	**–**
5 to 10 years	**2.0**	**7.7**	**(0.3)**

43 Derivative transactions (continued)

The following table represents the underlying principal amounts and fair value by class of instrument utilised in the trading activities of the Group at 30 September 2002.

	30 September 2002	
Trading book	Underlying principal amount €m	Fair value €m
Interest rate contracts		
Interest rate swaps	6,420.7	
in a favourable position		142.5
in an unfavourable position		(151.6)
Forward rate agreements	702.9	
in a favourable position		0.8
in an unfavourable position		(0.7)
Interest rate futures	3,906.6	
in a favourable position		2.3
in an unfavourable position		(2.1)
Interest rate caps, floors and options held	908.0	
in a favourable position		7.0
in an unfavourable position		–
Interest rate caps, floors and options written	909.6	
in a favourable position		–
in an unfavourable position		(7.0)
Exchange traded options held	922.9	
in a favourable position		0.1
in an unfavourable position		–
Exchange traded options written	1,050.0	
in a favourable position		–
in an unfavourable position		(0.1)
Foreign exchange contracts		
Forward foreign exchange	5,124.7	
in a favourable position		59.7
in an unfavourable position		(56.5)
Foreign exchange options	84.6	
in a favourable position		1.0
in an unfavourable position		(0.9)
Currency swaps	149.3	
in a favourable position		0.8
in an unfavourable position		(3.1)

43 Derivative transactions (continued)

The following table represents the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the Group at 30 September 2002.

Trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps-receive fixed			
1 year or less	596.1	0.3	8.5
1 to 5 years	1,805.6	2.8	63.7
5 to 10 years	623.8	8.2	48.4
Over 10 years	277.7	11.7	20.7
Interest rate swaps-pay fixed			
1 year or less	226.0	0.3	(2.9)
1 to 5 years	1,861.5	2.8	(74.5)
5 to 10 years	671.5	7.9	(54.9)
Over 10 years	227.2	11.4	(17.9)
Interest rate swaps-pay and receive floating			
1 year or less	–	–	–
1 to 5 years	96.3	4.0	(0.2)
5 to 10 years	–	–	–
Over 10 years	35.0	10.0	–
Forward rate agreements-loans			
1 year or less	326.1	0.1	0.8
Forward rate agreements-deposits			
1 year or less	376.8	0.1	(0.7)
Interest rate futures			
1 year or less	1,913.5	0.4	0.4
1 to 5 years	1,993.1	1.9	(0.2)
Interest rate caps, floors and options held			
1 year or less	4.8	0.5	–
1 to 5 years	639.9	4.8	3.7
5 to 10 years	255.2	8.0	3.2
Over 10 years	8.1	10.5	0.1
Interest rate caps, floors and options written			
1 year or less	4.8	0.5	–
1 to 5 years	641.5	4.7	(3.7)
5 to 10 years	255.2	8.0	(3.2)
Over 10 years	8.1	10.5	(0.1)
Exchange traded options held			
1 year or less	922.9	0.1	0.1
Exchange traded options written			
1 year or less	1,050.0	0.1	(0.1)
Foreign exchange contracts			
Forward foreign exchange			
1 year or less	4,766.8	0.2	1.8
1 to 5 years	357.9	1.4	1.4
Foreign exchange options			
1 year or less	78.7	0.1	0.1
1 to 5 years	5.9	1.0	–
Currency swaps			
1 year or less	86.2	0.6	(0.5)
1 to 5 years	61.0	2.0	(1.9)
5 to 10 years	2.1	8.7	0.1

Non-trading derivatives

The operations of the Group are exposed to the risk of interest rate fluctuations to the extent that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives allow the Group to modify the repricing or maturity characteristics of assets and liabilities in a cost efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives.

Derivatives fluctuate in value as interest or exchange rates rise or fall just as on-balance sheet assets and liabilities fluctuate in value. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives as interest or exchange rates change, will generally be offset by the unrealised appreciation or depreciation of the hedged items.

To achieve its risk management objectives the Group uses a combination of derivative financial instruments, particularly interest rate and currency swaps, futures and options, as well as other contracts.

Unrecognised gains and losses on hedges

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. Based on market rates prevailing at the close of business on 30 September 2003, the unrecognised net gains on instruments used for hedging as at 30 September 2003 were €13.2m (2002: €13.8m loss).

The net loss expected to be recognised in the year to 30 September 2004 is €4.2m (2002: €7.2m gain) and thereafter a net gain of €17.4m (2002: €21.0m loss) is expected.

The net gain recognised in the year to 30 September 2003 in respect of previous years was €7.2m (2002: €9.9m gain) and the net gain arising in the year to 30 September 2003 which was not recognised in that year was €34.2m (2002: €3.0m loss).

Non-trading derivative deferred balances

Deferred balances relating to settled derivative transactions are released to the profit and loss account in the same periods as the income and expense flows from the underlying transactions. The table below summarises the deferred gains and losses at 30 September 2003.

	Deferred gains €m	Deferred losses €m	Total net deferred gains/ (losses) €m
As at 1 October 2002	**6.9**	**(7.8)**	**(0.9)**
Gains and losses arising in previous years that were recognised this year	**1.7**	**(3.6)**	**(1.9)**
Gains and losses arising before 1 October 2002 that were not recognised in the year ended 30 September 2003	**5.2**	**(4.2)**	**1.0**
Gains and losses arising in the year ended 30 September 2003 that were not recognised in that year	**13.5**	**(8.1)**	**5.4**
As at 30 September 2003	**18.7**	**(12.3)**	**6.4**
Of which:			
Gains and losses expected to be recognised in the year ended 30 September 2004	**2.6**	**(3.2)**	**(0.6)**

Anticipatory hedges

The Group entered into forward foreign exchange contracts to partly hedge against the exchange risk arising on the translation into Euro of future net profits expected to be earned from activities conducted in foreign currencies. There were unrecognised gains of €19.6m (2002: €5.0m) based on the fair value of these contracts at the year end.

43 Derivative transactions (continued)

The following table sets out details of all derivatives used in the Group's non-trading activities at 30 September 2003.

Non-trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps-receive fixed			
I year or less	**2,049.2**	**0.4**	**37.4**
I to 5 years	**2,973.8**	**2.3**	**106.2**
5 to 10 years	**777.3**	**7.2**	**61.8**
Over 10 years	**646.7**	**24.2**	**17.0**
Interest rate swaps-pay fixed			
I year or less	**555.0**	**0.3**	**(6.8)**
I to 5 years	**2,115.6**	**2.7**	**(81.4)**
5 to 10 years	**799.7**	**6.8**	**(61.3)**
Over 10 years	**552.7**	**21.2**	**(27.1)**
Interest rate swaps-pay and receive floating			
I year or less	**154.6**	**0.5**	**(5.3)**
I to 5 years	**723.7**	**3.0**	**(2.3)**
5 to 10 years	**39.4**	**6.3**	**-**
Forward rate agreements-loans			
I year or less	**-**	**-**	**-**
Forward rate agreements-deposits			
I year or less	**-**	**-**	**-**
Interest rate caps, floors and options held			
I year or less	**14.3**	**0.7**	**0.1**
I to 5 years	**13.3**	**3.0**	**0.2**
5 to 10 years	**39.2**	**5.7**	**0.6**
Interest rate caps, floors and options written			
I year or less	**254.0**	**0.6**	**(1.3)**
I to 5 years	**644.0**	**2.8**	**(0.2)**
5 to 10 years	**147.5**	**6.9**	**(1.8)**
Over 10 years	**160.0**	**25.5**	**(7.0)**
Foreign exchange contracts			
Forward foreign exchange			
I year or less	**2,786.0**	**0.1**	**(15.3)**
I to 5 years	**271.5**	**1.8**	**(0.6)**
Equity contracts			
Equity index linked contracts held			
I year or less	**13.6**	**0.5**	**1.3**
I to 5 years	**63.6**	**2.9**	**14.4**
5 to 10 years	**27.9**	**5.7**	**4.4**

43 Derivative transactions (continued)

The following table sets out details of all derivatives used in the Group's non-trading activities at 30 September 2002.

Non-trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps-receive fixed			
1 year or less	871.3	0.4	12.3
1 to 5 years	2,002.8	2.5	91.9
5 to 10 years	705.2	7.9	52.0
Over 10 years	701.5	21.1	31.8
Interest rate swaps-pay fixed			
1 year or less	1,186.2	0.3	(8.2)
1 to 5 years	1,662.9	2.9	(76.4)
5 to 10 years	631.0	7.3	(46.3)
Over 10 years	698.4	17.7	(48.9)
Interest rate swaps-pay and receive floating			
1 year or less	12.4	0.7	(0.9)
1 to 5 years	561.5	3.3	(0.3)
5 to 10 years	197.6	5.7	–
Forward rate agreements-loans			
1 year or less	250.0	0.1	0.2
Forward rate agreements-deposits			
1 year or less	300.8	0.1	(0.7)
Interest rate caps, floors and options held			
1 year or less	84.0	0.7	1.8
1 to 5 years	55.9	2.4	0.4
5 to 10 years	43.7	6.7	0.8
Interest rate caps, floors and options written			
1 year or less	208.6	0.7	(0.9)
1 to 5 years	939.9	2.9	(5.1)
5 to 10 years	1,081.4	8.4	(5.8)
Over 10 years	188.1	24.5	(14.5)
Foreign exchange contracts			
Forward foreign exchange			
1 year or less	1,114.2	0.1	(0.5)
1 to 5 years	98.5	1.5	2.4
Equity contracts			
Equity index linked contracts held			
1 year or less	14.8	0.5	–
1 to 5 years	56.8	3.1	5.8
5 to 10 years	–	–	–

44 Fair value of financial assets and financial liabilities

The Group has estimated fair value wherever possible using market prices. In certain cases, however, including advances to customers, there are no ready markets. Accordingly, the fair value has been calculated by discounting expected future cash flows using market rates applicable at the year end. This method is based upon market conditions at that date which may not necessarily be indicative of any subsequent fair value. As a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such, the fair value calculated does not represent the value of the Group as a going concern at the year end.

The following table represents the carrying amount and the fair value of the Group's financial assets and liabilities at the year end.

	2003		2002	
	Carrying amount €m	**Fair value €m**	Carrying amount €m	Fair value €m
Non-trading financial instruments				
Financial assets				
Loans and advances to banks	**5,798.8**	**5,795.0**	3,887.8	3,882.3
Loans and advances to customers	**17,268.5**	**17,330.6**	13,356.5	13,357.6
Securitised assets	**808.0**	**825.2**	940.4	961.4
Less: non-returnable proceeds	**(777.1)**	**(774.6)**	(903.4)	(898.1)
	30.9	**50.6**	37.0	63.3
Debt securities	**1,365.2**	**1,391.8**	1,456.4	1,471.8
Equity shares	**4.5**	**4.5**	2.4	2.4
Financial liabilities				
Deposits by banks	**3,290.1**	**3,291.9**	3,097.4	3,097.5
Customer accounts	**14,577.6**	**14,608.8**	11,836.1	11,866.2
Debt securities in issue	**4,557.9**	**4,558.5**	1,919.2	1,919.4
Subordinated liabilities	**429.0**	**460.1**	467.3	480.3
Perpetual capital securities	**645.0**	**773.1**	564.7	600.4
Non-equity minority interests – preference shares	**259.4**	**324.0**	278.3	286.6
Derivative financial instruments held for trading purposes				
Interest rate contracts	**(13.8)**	**(13.8)**	(8.8)	(8.8)
Foreign exchange contracts	**27.9**	**27.9**	1.0	1.0
Derivative financial instruments utilised for non-trading activities				
Interest rate contracts		**28.8**		(16.8)
Foreign exchange contracts		**(15.9)**		1.9
Equity contracts		**20.1**		5.8

The fair value of loans and advances to customers and securitised assets are calculated by discounting expected future cash flows (excluding margin for credit risk) using market rates applicable at the year end. The fair value applied to the debt securities assets, the perpetual capital securities and the preference shares issued by subsidiary undertakings are the quoted market values for these items at the year end. The fair value of the other financial assets and liabilities are calculated by discounting expected future cash flows using market rates applicable at year end. The derivatives are marked to market at the year end.

45 Currency information

	The Group		The Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Denominated in Euro	**13,018.8**	8,981.4	**12,284.3**	8,899.7
Denominated in other currencies	**12,507.5**	10,436.4	**11,574.3**	9,127.0
Total assets	**25,526.3**	19,417.8	**23,858.6**	18,026.7
Denominated in Euro	**14,326.1**	9,072.3	**13,591.6**	8,990.6
Denominated in other currencies	**11,200.2**	10,345.5	**10,267.0**	9,036.1
Total liabilities and capital resources	**25,526.3**	19,417.8	**23,858.6**	18,026.7

Due to off balance sheet items the above analysis should not be considered to demonstrate foreign exchange risk exposures.

46 Report on Directors' remuneration and interests

This report on Directors' remuneration and interests has been prepared by the Remuneration Committee on behalf of the Board of Directors in accordance with the requirements of the Irish Stock Exchange's Combined Code on Corporate Governance.

Remuneration Committee

All members of the Remuneration Committee are Non-executive Directors. Its members are Peter Murray (Chairman), Michael Jacob and Ned Sullivan. This Committee is responsible for the formulation of the Group's policy on remuneration in relation to all Executive Directors and other senior executives. The remuneration of the Executive Directors is determined by the Board of Directors on the recommendations of the Remuneration Committee. The recommendations of the Remuneration Committee are considered and approved by the Board of Directors.

Remuneration policy

The remuneration policy adopted by the Group is to reward its Executive Directors competitively having regard to comparable companies and the need to ensure that they are properly rewarded and motivated to perform in the best interests of the shareholders. The policy is based heavily on rewarding performance. The Chief Executive is fully consulted about remuneration proposals and from time to time the Remuneration Committee takes advice from external pay consultants. Included in the remuneration package for Executive Directors are basic salary, a performance related bonus and the ability to participate in employee share incentive plans. They are also entitled to participate in either a personal Revenue approved defined contribution pension plan or a Group defined benefit pension scheme.

Performance bonus

The level of performance bonus is determined for each individual Executive Director. The level earned in any one year is paid out of a defined pool and depends on the Remuneration Committee's assessment of each individual's performance against predetermined targets for that year and also an assessment of the overall performance of the Group.

The performance bonus is split into two components. Part of the performance bonus is paid annually and is determined by reference to the economic profit generated by the Group. The other element of the performance bonus is calculated by reference to total shareholder return and compared to a peer group and the payment of this bonus is deferred to the earlier of three years or the individual's retirement date. Its cost is accrued in the accounts.

Share incentive plans

It is Company policy to motivate its Executive Directors by granting them share options. These options have been granted under the terms of the employee share incentive plans approved by shareholders. Further details in relation to these plans are given in Note 30 to the financial statements. Non-executive Directors are not eligible to participate in the employee share incentive plans.

Loans to Directors

Loans to Directors are made in the ordinary course of business on commercial terms in accordance with established policy. At 30 September 2003 the aggregate amount outstanding in loans to persons who at any time during the year were Directors was €15,160,000 (2002: €12,070,000) in respect of eight (2002: nine) individuals.

Contracts

Other than in the normal course of business, there have not been any contracts or arrangements with the Company or any subsidiary undertaking during the year in which a Director of the Company was materially interested and which were significant in relation to the Group's business. There are no service contracts in existence for any Director with the Company or any of its subsidiary undertakings.

Pensions

William McAteer is not a member of any of the Group's defined benefit pension schemes. Instead the Group makes payments to a defined contribution scheme for his benefit. All of the other Executive Directors at 30 September 2003 are members of a Group defined benefit scheme. All pension benefits are determined solely in relation to basic salary. Non-executive Directors are not entitled to any pension benefits.

Directors' remuneration – 2003

	Salary €000	Fees €000	Annual performance bonus €000	Deferred performance bonus €000	Benefits €000	Pension contribution €000	Former Directors €000	Total €000
Executive Directors								
Sean FitzPatrick	**649**	**–**	**934**	**466**	**49**	**248**	**–**	**2,346**
Peter Killen	**334**	**–**	**467**	**233**	**30**	**127**	**–**	**1,191**
William McAteer	**358**	**–**	**510**	**255**	**23**	**70**	**–**	**1,216**
Tiarnan O Mahoney	**425**	**–**	**593**	**297**	**28**	**162**	**–**	**1,505**
John Rowan	**427**	**–**	**490**	**295**	**48**	**163**	**–**	**1,423**
Non-executive Directors								
Peter Murray	**–**	**205**	**–**	**–**	**–**	**–**	**–**	**205**
Fintan Drury	**–**	**60**	**–**	**–**	**–**	**–**	**–**	**60**
Michael Jacob	**–**	**80**	**–**	**–**	**–**	**–**	**–**	**80**
Patricia Jamal (1)	**–**	**44**	**–**	**–**	**–**	**–**	**–**	**44**
Anton Stanzel	**–**	**68**	**–**	**–**	**–**	**–**	**–**	**68**
Ned Sullivan	**–**	**70**	**–**	**–**	**–**	**–**	**–**	**70**
Patrick Wright	**–**	**60**	**–**	**–**	**–**	**–**	**–**	**60**
Former Directors	**–**	**–**	**–**	**–**	**–**	**–**	**46**	**46**
Total	**2,193**	**587**	**2,994**	**1,546**	**178**	**770**	**46**	**8,314**

(1) Co-opted on 8 January 2003

Directors' remuneration – 2002

	Salary €000	Fees €000	Annual performance bonus €000	Deferred performance bonus €000	Benefits €000	Pension contribution €000	Former Directors €000	Total €000
Executive Directors								
Sean FitzPatrick	494	–	800	400	46	145	–	1,885
William Barrett (1)	220	–	370	–	14	59	–	663
Peter Killen	284	–	378	190	24	83	–	959
William McAteer	288	–	435	215	22	56	–	1,016
Tiarnan O Mahoney	351	–	490	245	21	103	–	1,210
John Rowan	355	–	397	238	33	92	–	1,115
Non-executive Directors								
Peter Murray (2)	–	119	–	–	–	–	–	119
Fintan Drury (3)	–	19	–	–	–	–	–	19
Michael Jacob	–	49	–	–	–	–	–	49
William McCann (4)	–	4	–	–	–	–	–	4
Anthony O'Brien (5)	–	41	–	–	–	–	–	41
Anton Stanzel	–	51	–	–	–	–	–	51
Ned Sullivan (6)	–	42	–	–	–	–	–	42
Patrick Wright	–	44	–	–	–	–	–	44
Former Directors	–	–	–	–	–	–	46	46
Total	1,992	369	2,870	1,288	160	538	46	7,263

(1) Retired on 5 July 2002
(2) Appointed as Chairman on 25 January 2002
(3) Co-opted on 30 May 2002
(4) Retired on 12 November 2001
(5) Retired as Chairman on 25 January 2002
(6) Co-opted on 12 November 2001

46 Report on Directors' remuneration and interests (continued)

Directors' pension benefits

The Executive Directors' pension benefits under the defined benefit pension scheme of which they are members are as follows:

	Increase in accrued annual pension benefit during year €000	Total accrued pension benefit at year end €000	Transfer value of increase in accrued benefit €000
Sean FitzPatrick	**131**	**467**	**2,696**
Peter Killen	**36**	**233**	**729**
Tiarnan O Mahoney	**29**	**152**	**283**
John Rowan	**41**	**157**	**411**
	237	**1,009**	**4,119**

The increase in accrued annual pension benefit during the year excludes any increase for inflation. The total accrued pension benefit at year end is that which would be paid annually on retirement based on service to the year end. The transfer value of the increase in accrued benefit has been calculated by an independent actuary. The Company paid €70,000 towards a defined contribution pension plan for William McAteer. Non-executive Directors are not entitled to any pension benefits.

Directors' and Company Secretary's interests

The beneficial interests of the current Directors and Secretary and of their spouses and minor children in the shares issued by the Company are included in the following table:

	30 September 2003		30 September 2002	
Interests in ordinary shares	**Ordinary Shares**	**Share Options**	Ordinary Shares	Share Options
Directors:				
Peter Murray	**99,700**	**–**	90,511	–
Sean FitzPatrick	**3,897,213**	**319,229**	3,564,108	631,729
Fintan Drury	**26,000**	**–**	15,000	–
Michael Jacob	**373,281**	**–**	373,281	–
Patricia Jamal	**15,000**	**–**	*–	*–
Peter Killen	**1,350,499**	**244,229**	1,105,649	481,729
William McAteer	**1,185,537**	**244,229**	671,635	756,729
Tiarnan O Mahoney	**726,934**	**249,188**	488,052	486,688
John Rowan	**585,584**	**245,529**	348,084	483,029
Anton Stanzel	**1,239**	**–**	1,231	–
Ned Sullivan	**206,111**	**–**	203,008	–
Patrick Wright	**224,042**	**–**	190,222	–
Secretary:				
Bernard Daly	**79,983**	**108,087**	*79,983	*108,087

* or date of appointment if later

There have been no changes in the Directors' and Secretary's shareholdings between 30 September 2003 and 25 November 2003. The Directors and Secretary and their spouses and minor children have no other interests in the shares of the Company or its Group undertakings as at 30 September 2003.

46 Report on Directors' remuneration and interests (continued)

Share options granted to Directors

Options to subscribe for ordinary shares in the Company granted to and exercised by Directors during the year to 30 September 2003 are included in the following table:

	Options at 1 October 2002	Options granted since 1 October 2002		Options exercised since 1 October 2002		Market price at exercise date	Options at 30 September 2003				Weighted average exercise price €
	Number	Number	Price €	Number	Price €	Price €	Number	Date from which exercisable	Expiry date	Exercise price €	
Sean FitzPatrick	312,500	–		312,500	2.36	9.35	–	Sept 03	Sept 10	2.36	
	312,500	–		–			312,500	#Sept 05	Sept 10	2.36	
	6,729	–		–			6,729	*Oct 03	Apr 04	1.79	
	631,729	–		312,500			319,229				2.35
Peter Killen	237,500	–		237,500	2.36	9.35	–	Sept 03	Sept 10	2.36	
	237,500	–		–			237,500	#Sept 05	Sept 10	2.36	
	6,729	–		–			6,729	*Oct 03	Apr 04	1.79	
	481,729	–		237,500			244,229				2.34
William McAteer	275,000	–		275,000	1.09	6.22	–	May 00	May 04	1.09	
	237,500	–		237,500	2.36	9.35	–	Sept 03	Sept 10	2.36	
	237,500	–		–			237,500	#Sept 05	Sept 10	2.36	
	6,729	–		–			6,729	*Oct 03	Apr 04	1.79	
	756,729	–		512,500			244,229				2.34
Tiarnan O Mahoney	237,500	–		237,500	2.36	9.35	–	Sept 03	Sept 10	2.36	
	237,500	–		–			237,500	#Sept 05	Sept 10	2.36	
	11,688	–		–			11,688	*Oct 05	Apr 06	1.79	
	486,688	–		237,500			249,188				2.33
John Rowan	237,500	–		237,500	2.36	9.35	–	Sept 03	Sept 10	2.36	
	237,500	–		–			237,500	#Sept 05	Sept 10	2.36	
	8,029	–		–			8,029	*Sept 06	Mar 07	3.01	
	483,029	–		237,500			245,529				2.38

Second tier options
* SAYE Scheme options

The closing market price of the Company's ordinary shares at 30 September 2003 was €9.27 (2002: €6.05) and the range during the year to 30 September 2003 was €5.75 to €9.65.

47 Comparative figures

The comparative figures have been reclassified where necessary on a basis consistent with the current year.

48 Approval of financial statements

The Group financial statements were approved by the Board of Directors on 25 November 2003.

Consolidated profit and loss account

For the year ended 30 September 2003

	USDm	GBPm	CHFm
Interest receivable and similar income			
Interest receivable and similar income arising from debt securities and other fixed income securities	47.4	28.4	62.7
Other interest receivable and similar income	1,188.4	712.5	1,571.0
Interest payable and similar charges	(753.4)	(451.7)	(996.0)
Net interest income	482.4	289.2	637.7
Other income			
Fees and commissions receivable	177.4	106.4	234.6
Fees and commissions payable	(14.8)	(8.9)	(19.6)
Dealing profits	7.5	4.5	9.9
Other operating income	13.1	7.8	17.3
Total operating income	665.6	399.0	879.9
Operating expenses			
Administrative expenses	180.6	108.3	238.8
Depreciation and goodwill amortisation	14.2	8.5	18.8
Provisions for bad and doubtful debts – specific	11.8	7.1	15.5
– general	55.2	33.1	73.0
	261.8	157.0	346.1
Group profit on ordinary activities before taxation	403.8	242.0	533.8
Taxation on profit on ordinary activities	(89.0)	(53.4)	(117.7)
Group profit on ordinary activities after taxation	314.8	188.6	416.1
Minority interests	(19.6)	(11.7)	(25.9)
Group profit attributable to ordinary shareholders	295.2	176.9	390.2
Dividends	(71.8)	(43.0)	(94.9)
Group profit retained for year	223.4	133.9	295.3
Scrip dividends	10.0	6.0	13.2
Group profit brought forward	531.0	318.4	702.0
Group profit carried forward	764.4	458.3	1,010.5
Basic earnings per share	90.92c	54.51p	Chf 1.20
Diluted earnings per share	88.83c	53.26p	Chf 1.17
Dividends per ordinary share	21.91c	13.13p	Chf 0.29

Exchange rates used at 30 September 2003

One Euro = USD 1.1652 / GBP 0.6986 / CHF 1.5404

Consolidated balance sheet

As at 30 September 2003

	USDm	GBPm	CHFm
Assets			
Loans and advances to banks	6,757	4,051	8,932
Loans and advances to customers	20,121	12,064	26,600
Securitised assets	941	565	1,245
Less: non-returnable proceeds	(905)	(543)	(1,197)
	36	22	48
Debt securities	1,591	954	2,103
Equity shares	5	3	7
Own shares	7	4	10
Intangible fixed assets – goodwill	86	52	114
Tangible fixed assets	38	23	51
Other assets	486	291	642
Prepayments and accrued income	299	179	395
	29,426	17,643	38,902
Life assurance assets attributable to policyholders	317	190	419
Total assets	29,743	17,833	39,321
Liabilities			
Deposits by banks	3,833	2,298	5,068
Customer accounts	16,986	10,184	22,456
Debt securities in issue	5,311	3,184	7,021
Proposed dividends	53	32	71
Other liabilities	303	182	400
Accruals and deferred income	311	187	411
Provisions for liabilities and charges	6	3	7
	26,803	16,070	35,434
Capital resources			
Subordinated liabilities	500	300	661
Perpetual capital securities	752	450	993
Equity and non-equity minority interests	303	182	401
	1,555	932	2,055
Called up share capital	123	74	163
Share premium account	180	108	238
Other reserves	1	1	1
Profit and loss account	764	458	1,011
Total shareholders' funds (all equity interests)	1,068	641	1,413
Total capital resources	2,623	1,573	3,468
	29,426	17,643	38,902
Life assurance liabilities attributable to policyholders	317	190	419
Total liabilities and capital resources	29,743	17,833	39,321

Exchange rates used at 30 September 2003

One Euro = USD 1.1652 / GBP 0.6986 / CHF 1.5404

Substantial shareholdings

As at 25 November 2003 the following interests in the ordinary share capital had been notified to the Company.

	Number of shares	% of issued ordinary share capital
Bank of Ireland Nominees Limited*	**15,902,807**	**4.8**
Zurich Financial Services Group plc*	**12,571,181**	**3.8**

* These shareholders have informed the Company that their holdings are not beneficially owned but are held on behalf of a range of clients none of whom, so far as the Directors are aware, hold more than 3% of the issued ordinary share capital.

Size analysis of shareholders at 30 September 2003

	Shareholders		Shares	
	Number	%	Number	%
1 – 5,000	**11,796**	**81.6**	**14,111,217**	**4.3**
5,001 – 10,000	**1,208**	**8.3**	**8,501,075**	**2.6**
10,001 – 25,000	**849**	**5.9**	**12,862,695**	**3.9**
25,001 – 50,000	**243**	**1.7**	**8,572,664**	**2.6**
50,001 – 100,000	**133**	**0.9**	**9,214,635**	**2.8**
100,001 – 500,000	**160**	**1.1**	**36,110,357**	**10.9**
Over 500,000	**75**	**0.5**	**241,094,514**	**72.9**
	14,464	**100.0**	**330,467,157**	**100.0**

Anglo Irish Bank locations

For further information please contact any of our offices:

Dublin

Head Office
Stephen Court
18/21 St. Stephen's Green
Dublin 2
Tel +353 1 616 2000
Fax +353 1 616 2481
www.angloirishbank.com

Registrar correspondence
Computershare Investor Services (Ireland) Limited
Heron House, Corrig Road
Sandyford Industrial Estate
Dublin 18
Tel +353 1 216 3100
Freephone +353 1 800 225 125
(Shareholder enquiries)
www.computershare.com

International Financial Services
Custom House Plaza
Block 4, IFSC
Dublin 1
Tel +353 1 670 2388
Fax +353 1 670 2384

Private Banking
61 Fitzwilliam Square
Dublin 2
Tel +353 1 631 0000
Fax +353 1 631 0098

Cork

Anglo Irish Bank House
11 Anglesea Street
Cork
Tel +353 21 425 5300
Fax +353 21 425 5390

Galway

Anglo Irish Bank House
Forster Street
Galway
Tel +353 91 536 900
Fax +353 91 536 931

Limerick

Anglo Irish Bank House
98 Henry Street
Limerick
Tel +353 61 461 800
Fax +353 61 461 899

Waterford

Bank House
96 The Quay
Waterford
Tel +353 51 849 300
Fax +353 51 849 398

Belfast

14/18 Great Victoria Street
Belfast BT2 7BA
Tel +44 2890 333100
Fax +44 2890 269090

Birmingham

Embassy House
60 Church Street
Birmingham B3 2DJ
Tel +44 121 232 0800
Fax +44 121 232 0808

Glasgow

180 St. Vincent Street
Glasgow G2 5SG
Tel +44 141 204 7270
Fax +44 141 204 7299

London

10 Old Jewry
London EC2R 8DN
Tel +44 20 7710 7000
Fax +44 20 7710 7050

Manchester

Bartle House
9 Oxford Court
Manchester M2 3PA
Tel +44 161 234 6600
Fax +44 161 234 6609

Banbury

Town Centre House
Southam Road
Banbury
Oxon OX16 2EN
Tel +44 1295 755 500
Fax +44 1295 755 510

Isle of Man

St. George's Court
Upper Church Street
Douglas
Isle of Man IM1 1EE
Tel +44 1624 698 000
Fax +44 1624 698 001

Anglo Irish Trust Company Limited
Jubilee Buildings
Victoria Street
Douglas
Isle of Man IM1 2SH
Tel +44 1624 699 000
Fax +44 1624 699 001

Geneva

7 Rue des Alpes
PO Box 1380
1211, Geneva 1
Tel +41 22 716 3636
Fax +41 22 716 3645

Vienna

Rathausstrasse 20
PO Box 306
A-1011 Vienna
Tel +43 1 406 6161
Fax +43 1 405 8142

Boston

(Representative Office)
84 State Street
Boston MA 02109
Tel +1 617 720 2577
Fax +1 617 720 6099

New York

(Representative Office)
500 Park Avenue
New York NY 10022
Tel +1 212 588 1661
Fax +1 646 840 0896

Financial calendar

Publication of results	Half year to 31 March 2003	30 April 2003
Dividend (ordinary shares)	Interim dividend paid	16 July 2003
Publication of results	Year to 30 September 2003	26 November 2003
Share transfer books closed		5 December 2003
Accounts posted to shareholders		16 December 2003
Annual General Meeting		23 January 2004
Dividend (ordinary shares)	Proposed final dividend payment	30 January 2004

Designed and produced by williams and phoa.

www.angloirishbank.com